SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Report of Independent Auditors on
the Limited Review

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco - União de Bancos Brasileiros S.A. and Unibanco - União de Bancos Brasileiros S.A. and subsidiary companies (Unibanco Consolidated) for the quarters and nine-month periods ended September 30, 2006 and 2005 and for the six-month period ended June 30, 2006. This information is the responsibility of the Company’s management.

2
Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of Unibanco and subsidiary companies with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Unibanco and subsidiary companies.

3
Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4
Our limited reviews were conducted for the purpose of issuing a report on the accounting information included in the ITR mentioned in the first paragraph, taken as whole. The statements of cash flows, which are presented in Note 23 to provide supplementary information with respect to Unibanco - União de Bancos Brasileiros S.A. and Unibanco Consolidated, are not required as an integral part of this quarterly financial information. The statements of cash flows have been subjected to the limited review procedures described in paragraph 2, and, based on our limited review, nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial information taken as a whole.

5
The limited review of the Quarterly Information (ITR) for the quarter ended June 30, 2006 was conducted in connection with the audit of the financial statements of Unibanco and Unibanco Consolidated, on which we issued an unqualified opinion dated August 9, 2006.

São Paulo, November 8, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION – ITR	DATE – SEPTEMBER 30, 2006	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891				2 - DISTRICT Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3097-4195	9 - PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3097-4967	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Osias Santana de Brito
2 - COMPLETE ADDRESS Av. Eusébio Matoso, 891 – 14th Floor				3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo			6 - STATE SP
7 - AREA CODE 11	8 – PHONE 55 (11) 3097-1313	9 – PHONE	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 – FAX 55 (11) 3097-4830	14 – FAX 55 (11) 3813-6182	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2006	Dec 31, 2006	3	July 1, 2006	Sept 30, 2006	2	April 1, 2006	June 30, 2006

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sergio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER September 30, 2006	2 - PRIOR QUARTER June 30, 2006	3 - SAME QUARTER PRIOR YEAR September 30, 2005
Paid-Up Capital
1 – Common	1,511,316,336	1,511,316,336	1,511,316,336
2 – Preferred	1,296,439,472	1,296,439,472	1,294,675,190
3 – Total	2,807,755,808	2,807,755,808	2,805,991,526
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	8,444,360	9,960,856	11,725,138
6 – Total	8,444,360	9,960,856	11,725,138

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 124 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	07/18/2006	Interest on own capital	07/31/2006	ON	0.1230162000
02	RCA	07/18/2006	Interest on own capital	07/31/2006	PN	0.1353179000
03	RCA	10/17/2006	Interest on own capital	10/31/2006	ON	0.0388235000
04	RCA	10/17/2006	Interest on own capital	10/31/2006	PN	0.0427059000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE November 09, 2006	2 - SIGNATURE

(Conveniance translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2006
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET		Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	September 30, 2006	June 30, 2006

CURRENT ASSETS	60,734,985	56,739,289

CASH AND DUE FROM BANKS	1,301,838	1,209,411

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	19,526,869	19,981,197
Securities purchased under resale agreements	10,091,755	11,364,100
Interbank deposits	9,390,672	8,586,834
Foreign currency investments	44,442	30,263

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS (Note 5)	10,904,556	8,346,621
Own portfolio	3,529,265	2,124,813
Subject to repurchase commitments	3,902,071	3,580,238
Pledged with Brazilian Central Bank	2,105,846	1,143,453
Pledged under guarantees rendered	426,255	388,453
Unrestricted notes	-	2,115
Derivative financial instruments (Note 22(g))	941,119	1,107,549

INTERBANK ACCOUNTS	5,629,213	5,754,604
Payments and receipts pending settlement	606,854	688,942
Compulsory deposits:
- Brazilian Central Bank	4,998,403	5,040,507
- National Housing System - SFH	1,433	1,271
Correspondent banks	22,523	23,884

INTERDEPARTMENTAL ACCOUNTS	44,159	47,001
Third-party funds in transit	1,253	1,137
Internal transfers of funds	42,906	45,864

LENDING OPERATIONS	17,489,178	17,067,530
Lending operations: (Note 6(a))
- Public sector	120,387	147,781
- Private sector	18,454,876	17,966,682
Allowance for losses on lending (Note 6(d))	(1,086,085)	(1,046,933)

OTHER CREDITS	5,537,519	4,051,534
Foreign exchange portfolio (Note 7(a))	3,534,280	2,471,383
Income receivable	175,880	180,638
Negotiation and intermediation of securities	208,712	88,647
Deferred taxes (Note 19(a))	837,717	702,760
Sundry (Note 8)	796,151	620,185
Allowance for losses on other credits (Note 6(d))	(15,221)	(12,079)

OTHER ASSETS	301,653	281,391
Other assets	116,374	105,102
Allowance for other assets losses	(28,517)	(25,179)
Prepaid expenses	213,796	201,468

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2006
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET		Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	September 30, 2006	June 30, 2006

LONG-TERM ASSETS	29,306,264	26,073,662

INTERBANK INVESTMENTS (Note 4)	1,239,275	1,205,491
Interbank deposits	1,239,275	1,205,491

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS (Note 5)	14,553,219	11,910,256
Own portfolio	3,643,474	3,013,369
Subject to repurchase commitments	10,306,947	8,207,309
Pledged under guarantees rendered	208,416	354,985
Derivative financial instruments (Note 22(g))	394,382	334,593

INTERBANK ACCOUNTS	52,036	51,163
Compulsory deposits:
- National Housing System - SFH	52,036	51,163

LENDING OPERATIONS	10,845,287	10,368,195
Lending operations: (Note 6(a))
- Public sector	868,856	831,321
- Private sector	10,509,970	10,003,643
Allowance for losses on lending (Note 6(d))	(533,539)	(466,769)

OTHER CREDITS	2,258,660	2,251,734
Receivables on guarantees honored	176	40
Foreign exchange portfolio (Note 7(a))	128,356	26,480
Income receivable	7,760	6,699
Deferred taxes (Note 19(a))	565,908	645,838
Sundry (Note 8)	1,558,800	1,573,644
Allowance for losses on other credits (Note 6(d))	(2,340)	(967)

OTHER ASSETS	357,787	286,823
Prepaid expenses	357,787	286,823

PERMANENT ASSETS	10,188,274	8,419,849

INVESTMENTS	9,395,050	7,629,661
Investments in subsidiary companies (Note 11(a))	9,261,610	7,256,012
-Local	6,630,424	4,726,433
-Foreign	2,631,186	2,529,579
Goodwill on acquisitions of subsidiary companies	103,025	343,234
Other investments	61,150	61,150
Allowance for losses	(30,735)	(30,735)

FIXED ASSETS	322,765	324,775
Land and buildings in use	181,068	180,249
Other fixed assets	864,696	850,644
Accumulated depreciation	(722,999)	(706,118)

DEFERRED CHARGES	470,459	465,413
Organization and expansion costs	860,636	864,125
Accumulated amortization	(390,177)	(398,712)

T O T A L	100,229,523	91,232,800

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2006
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET		Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	September 30, 2006	June 30, 2006

CURRENT LIABILITIES	48,967,319	49,172,816

DEPOSITS	21,480,423	23,721,302
Demand deposits	4,147,127	4,362,710
Savings deposits	5,090,774	4,713,621
Interbank deposits	608,366	506,862
Time deposits	11,633,961	14,137,876
Other deposits	195	233

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	15,588,669	15,674,463
Own portfolio	9,543,761	11,791,295
Third parties portfolio	3,614,265	3,593,796
Unrestricted portfolio	2,430,643	289,372

RESOURCES FROM SECURITIES ISSUED (Note 12)	1,563,649	1,279,179
Mortgage notes	798,454	681,487
Real estate notes	170,022	-
Securities abroad	595,173	597,692

INTERBANK ACCOUNTS	575,620	624,104
Receipts and payments pending settlement	531,467	601,887
Correspondent banks	44,153	22,217

INTERDEPARTMENTAL ACCOUNTS	507,994	316,907
Third-party funds in transit	502,776	311,019
Internal transfers of funds	5,218	5,888

BORROWINGS (Note 13)	1,567,639	1,738,924
Borrowings in Brazil - governmental agencies	205	220
Foreign borrowings	1,567,434	1,738,704

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	2,048,193	1,850,597
BNDES (National Economic Development Bank)	714,014	650,360
FINAME (National Industrial Financing Authority)	1,275,203	1,171,213
Other	58,976	29,024

FOREIGN ONLENDINGS (Note 13)	29,880	30,190
Foreign onlendings	29,880	30,190

DERIVATIVE FINANCIAL INSTRUMENTS (Note 22(g))	1,052,808	1,035,735
Derivative financial instruments	1,052,808	1,035,735

OTHER LIABILITIES	4,552,444	2,901,415
Collection of taxes and social contributions	885,034	471,897
Foreign exchange portfolio (Note 7(a))	2,269,467	988,298
Social and statutory	294,349	474,510
Taxes and social security (Note 14(b))	351,219	380,833
Negotiation and intermediation of securities	18,671	1,300
Accounts payable for purchase of assets	-	1,226
Subordinated debt (Note 15(b))	49,755	25,139
Sundry (Nota 15(c))	683,949	558,212

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2006
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET		Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	September 30, 2006	June 30, 2006

LONG-TERM LIABILITIES	41,630,444	32,220,858

DEPOSITS	23,283,052	21,392,547
Interbank deposits	7,830,939	5,090,840
Time deposits	15,452,113	16,301,707

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	4,781,744	-
Own portfolio	4,781,744	-

RESOURCES FROM SECURITIES ISSUED (Note 12)	3,151,168	447,643
Mortgage notes	65	8,671
Securities abroad	3,151,103	438,972

BORROWINGS (Note 13)	971,327	983,598
Borrowings in Brazil - governmental agencies	539	569
Foreign borrowings	970,788	983,029

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	3,374,884	3,364,112
BNDES (National Economic Development Bank)	1,847,116	1,799,048
FINAME (National Industrial Financing Authority)	1,372,849	1,423,923
Other	154,919	141,141

FOREIGN ONLENDINGS (Note 13)	71,872	73,645
Foreign onlendings	71,872	73,645

DERIVATIVE FINANCIAL INSTRUMENTS (Note 22(g))	204,596	172,648
Derivative financial instruments	204,596	172,648

OTHER LIABILITIES	5,791,801	5,786,665
Foreign exchange portfolio (Note 7(a))	127,988	26,683
Taxes and social security (Note 14(b))	863,720	916,385
Subordinated debt (Note 15(b))	2,773,849	2,746,284
Sundry (Note 15(c))	2,026,244	2,097,313

DEFERRED INCOME	21,781	23,232
Deferred income	21,781	23,232

STOCKHOLDERS' EQUITY (Note 17)	9,609,979	9,815,894
Capital:	8,000,000	8,000,000
- Local residents	5,475,053	5,459,888
- Foreign residents	2,524,947	2,540,112
Capital reserves	160,037	160,037
Revaluation reserve on subsidiaries	5,416	5,437
Revenue reserves	1,606,470	1,732,325
- Legal	536,452	536,452
- Statutory reserves	1,006,120	1,131,975
- Special dividends reserve	63,898	63,898
Unrealized gains and losses - marketable securities
and derivative financial instruments	(115,137)	(28,733)
Treasury stock	(46,807)	(53,172)

T O T A L	100,229,523	91,232,800

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2006
QUARTERLY INFORMATION

STATEMENTS OF INCOME INDIVIDUAL			Corporate Legislation
(Amounts expressed in thousands of Reais, except per share data)
	From July 1, 2006	From January 1, 2006	From July 1, 2005	From January 1, 2005
	to September 30, 2006	to September 30, 2006	to September 30, 2005	to September 30, 2005

REVENUE FROM FINANCIAL INTERMEDIATION	3,681,214	10,194,193	3,134,864	8,565,248
Lending operations	1,691,626	4,820,512	1,524,469	4,083,361
Marketable securities	1,659,457	4,353,670	1,257,975	3,379,614
Derivative financial instruments	207,768	643,094	200,237	671,775
Compulsory deposits	122,363	376,917	152,183	430,498

EXPENSES ON FINANCIAL INTERMEDIATION	(2,623,672)	(6,900,535)	(2,076,798)	(5,550,156)
Deposits and securities sold	(2,186,083)	(5,710,991)	(1,767,558)	(4,713,337)
Borrowings and onlendings	(194,735)	(318,644)	(14,225)	(23,575)
Foreign exchange transactions (Note 7)	63,111	(30,914)	(98,313)	(296,434)
Provision for credits losses (Note 6(f))	(305,965)	(839,986)	(196,702)	(516,810)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,057,542	3,293,658	1,058,066	3,015,092

OTHER OPERATING INCOME (EXPENSES)	(559,183)	(1,381,965)	(431,457)	(1,128,889)
Services rendered	527,159	1,453,827	432,610	1,241,628
Salaries, benefits, training and social security	(424,286)	(1,278,939)	(409,858)	(1,125,984)
Other administrative expenses	(460,546)	(1,294,947)	(411,378)	(1,189,934)
Financial transaction and other taxes	(147,747)	(440,980)	(131,056)	(362,120)
Equity in the results of subsidiary companies (Note 11(a))	133,070	760,208	278,773	774,242
Other operating income (Note 18(a))	89,990	167,126	18,288	143,976
Other operating expenses (Note 18(b))	(276,823)	(748,260)	(208,836)	(610,697)

OPERATING INCOME BEFORE ACCELERATED
AMORTIZATION OF GOODWILL	498,359	1,911,693	626,609	1,886,203

ACCELERATED AMORTIZATION
OF GOODWILL (Note 25(c))	(296,930)	(296,930)	-	-

INCOME AFTER ACCELERATED AMORTIZATION
OF GOODWILL	201,429	1,614,763	626,609	1,886,203

NON-OPERATING INCOME (EXPENSE)	(11,993)	(27,951)	(1,112)	(10,535)
Income	2,322	6,978	2,749	6,948
Expense	(14,315)	(34,929)	(3,861)	(17,483)

INCOME BEFORE TAXES AND PROFIT SHARING	189,436	1,586,812	625,497	1,875,668

INCOME TAX AND SOCIAL
CONTRIBUTION (Note 19(b))	21,681	(120,681)	(94,225)	(339,304)
Provision for income tax	9,555	(162,323)	(31,555)	(140,016)
Provision for social contribution	4,700	(64,800)	(10,583)	(55,477)
Deferred tax asset	7,426	106,442	(52,087)	(143,811)

PROFIT SHARING	(105,000)	(291,659)	(56,464)	(207,332)
Management	(9,148)	(22,845)	(5,367)	(18,402)
Employees	(95,852)	(268,814)	(51,097)	(188,930)

NET INCOME	106,117	1,174,472	474,808	1,329,032

Number of outstanding shares (Note 17(a))	2,799,311,448	2,799,311,448	2,794,266,388 (*)	2,794,266,388 (*)
Net income per shares: R$	0.04	0.42	0.17	0.48

(*) Adjusted for better comparison, proportional to the bonus approved on June 2006 (Note 17(a))

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2006
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET		Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	September 30, 2006	June 30, 2006

CURRENT ASSETS	72,789,789	69,860,958

CASH AND DUE FROM BANKS	1,446,597	1,357,044

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	13,556,781	15,463,832
Securities purchased under resale agreements	10,152,101	11,400,784
Interbank deposits	3,360,238	4,032,785
Foreign currency investments	44,442	30,263

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS (Note 5)	17,236,171	14,622,728
Own portfolio	9,623,745	8,175,350
Subject to repurchase commitments	3,905,828	3,583,795
Pledged with Brazilian Central Bank	2,105,846	1,143,453
Pledged under guarantees rendered	618,664	594,533
Unrestricted notes	-	2,115
Derivative financial instruments (Note 22(g))	982,088	1,123,482

INTERBANK ACCOUNTS	5,821,631	5,947,784
Payments and receipts pending settlement	631,818	714,499
Compulsory deposits:
- Brazilian Central Bank	5,153,600	5,197,775
- National Housing System - SFH	1,433	1,271
Correspondent banks	34,780	34,239

INTERDEPARTMENTAL ACCOUNTS	43,445	50,398
Third-party funds in transit	1,270	1,137
Internal transfers of funds	42,175	49,261

LENDING OPERATIONS	22,987,398	22,683,490
Lending operations: (Note 6(a))
- Public sector	120,387	147,781
- Private sector	24,727,012	24,283,070
Allowance for losses on lending (Note 6(d))	(1,860,001)	(1,747,361)

LEASING OPERATIONS	705,235	597,821
Leasing operations: (Note 6(a))
- Private sector	717,809	607,566
Allowance for losses on leasing (Note 6(d))	(12,574)	(9,745)

OTHER CREDITS	10,371,821	8,624,196
Foreign exchange portfolio (Note 7(a))	3,534,280	2,471,383
Income receivable	366,521	227,291
Negotiation and intermediation of securities	541,527	228,119
Deferred tax (Note 19(a))	1,466,585	1,273,386
Sundry (Note 8)	4,522,342	4,486,421
Allowance for losses on other credits (Note 6(d))	(59,434)	(62,404)

OTHER ASSETS	620,710	513,665
Other assets	222,040	212,793
Allowance for other assets losses	(60,027)	(58,356)
Prepaid expenses	458,697	359,228

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2006
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	September 30, 2006	June 30, 2006

LONG-TERM ASSETS	26,698,989	25,158,305

INTERBANK INVESTMENTS (Note 4)	941,867	856,678
Interbank deposits	941,867	856,678

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS (Note 5)	7,919,950	7,560,170
Own portfolio	3,915,126	3,638,259
Subject to repurchase commitments	3,276,068	3,145,354
Pledged with Brazilian Central Bank	25,847	24,967
Pledged under guarantees rendered	305,696	415,699
Derivative financial instruments (Note 22(g))	397,213	335,891

INTERBANK ACCOUNTS	52,036	51,163
Compulsory deposits:
- National Housing System - SFH	52,036	51,163

LENDING OPERATIONS	11,744,017	11,145,122
Lending operations: (Note 6(a))
- Public sector	868,856	831,321
- Private sector	11,452,581	10,822,078
Allowance for losses on lending (Note 6(d))	(577,420)	(508,277)

LEASING OPERATIONS	729,469	533,531
Leasing operations: (Note 6(a))
- Private sector	742,603	545,849
Allowance for losses on leasing (Note 6(d))	(13,134)	(12,318)

OTHER CREDITS	4,647,503	4,704,245
Receivables on guarantees honored	176	40
Foreign exchange portfolio (Note 7(a))	128,356	26,480
Income receivable	16,920	9,027
Negotiation and intermediation of securities	-	214
Deferred tax (Note 19(a))	1,391,081	1,512,353
Sundry (Note 8)	3,120,585	3,159,059
Allowance for losses on other credits (Note 6(d))	(9,615)	(2,928)

OTHER ASSETS	664,147	307,396
Prepaid expenses	664,147	307,396

PERMANENT ASSETS	2,510,661	3,197,450

INVESTMENTS	957,992	1,335,316
Investments in associated companies (Note 11(a))	234,850	225,459
-Local	234,850	225,459
Goodwill on acquisitions of subsidiary companies	598,010	989,517
Other investments	186,967	186,301
Allowance for losses	(61,835)	(65,961)

FIXED ASSETS	850,612	855,782
Land and buildings in use	619,390	618,813
Other fixed assets	1,522,003	1,488,744
Accumulated depreciation	(1,290,781)	(1,251,775)

DEFERRED CHARGES	702,057	1,006,352
Organization and expansion costs	1,330,164	1,654,612
Accumulated amortization	(628,107)	(648,260)

T O T A L	101,999,439	98,216,713

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2006
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	September 30, 2006	June 30, 2006

CURRENT LIABILITIES	56,424,013	56,675,248

DEPOSITS	21,413,684	22,612,869
Demand deposits	4,468,797	4,403,669
Savings deposits	5,557,630	5,187,373
Interbank deposits	38,141	90,065
Time deposits	11,348,921	12,931,529
Other deposits	195	233

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,822,649	13,227,617
Own portfolio	9,543,761	9,723,011
Third parties portfolio	1,344,444	3,235,173
Unrestricted portfolio	934,444	269,433

RESOURCES FROM SECURITIES ISSUED (Note 12)	1,499,239	1,256,391
Mortgage notes	807,639	712,492
Real estate notes	170,022	-
Securities abroad	521,578	543,899

INTERBANK ACCOUNTS	605,531	665,950
Receipts and payments pending settlement	570,462	642,284
Correspondent banks	35,069	23,666

INTERDEPARTMENTAL ACCOUNTS	508,066	317,587
Third-party funds in transit	502,788	311,022
Internal transfers of funds	5,278	6,565

BORROWINGS (Note 13)	1,687,059	1,927,164
Borrowings in Brazil - governmental agencies	205	220
Borrowings in Brazil - other institutions	138,093	170,446
Foreign borrowings	1,548,761	1,756,498

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	2,436,907	2,245,121
BNDES (National Economic Development Bank)	714,014	650,360
FINAME (National Industrial Financing Authority)	1,663,917	1,565,737
Other	58,976	29,024

FOREIGN ONLENDINGS (Note 13)	29,880	30,190
Foreign onlendings	29,880	30,190

DERIVATIVE FINANCIAL INSTRUMENTS (Note 22(g))	1,067,541	993,437
Derivative financial instruments	1,067,541	993,437

OTHER LIABILITIES	15,353,457	13,398,922
Collection of taxes and social contributions	936,685	527,874
Foreign exchange portfolio (Note 7(a))	2,269,467	988,298
Social and statutory	349,228	557,780
Taxes and social security (Note 14(b))	621,129	694,831
Negotiation and intermediation of securities	224,411	224,592
Accounts payable for purchase of assets	-	1,226
Technical provisions for insurance and capitalization plans (Note 15(a))	6,475,655	6,170,701
Subordinated debt (Note 15(b))	47,156	23,210
Sundry (Note 15(c))	4,429,726	4,210,410

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2006
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	September 30, 2006	June 30, 2006

LONG-TERM LIABILITIES	35,052,326	30,842,094

DEPOSITS	15,356,989	16,163,655
Time deposits	15,356,989	16,163,655

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	4,013,307	-
Own portfolio	4,013,307	-

RESOURCES FROM SECURITIES ISSUED (Note 12)	1,437,644	379,217
Mortgage notes	16,120	6,649
Debentures	733,631	-
Securities abroad	687,893	372,568

BORROWINGS (Note 13)	968,243	915,409
Borrowings in Brazil - governmental agencies	539	569
Borrowings in Brazil - other institutions	18,536	-
Foreign borrowings	949,168	914,840

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	3,816,198	3,791,979
BNDES (National Economic Development Bank)	1,847,116	1,799,048
FINAME (National Industrial Financing Authority)	1,814,163	1,851,790
Other	154,919	141,141

FOREIGN ONLENDINGS (Note 13)	71,872	73,645
Foreign onlendings	71,872	73,645

DERIVATIVE FINANCIAL INSTRUMENTS (Note 22(g))	204,596	172,648
Derivative financial instruments	204,596	172,648

OTHER LIABILITIES	9,183,477	9,345,541
Foreign exchange portfolio (Note 7(a))	127,988	26,683
Taxes and social security (Note 14(b))	2,071,950	2,167,512
Technical provisions for insurance and capitalization plans (Note 15(a))	1,889,086	1,928,503
Subordinated debt (Note 15(b))	2,740,814	2,714,801
Sundry (Note 15(c))	2,353,639	2,508,042

DEFERRED INCOME	43,079	51,006
Deferred income	43,079	51,006

MINORITY INTEREST	870,042	832,471

STOCKHOLDERS' EQUITY (Note 17)	9,609,979	9,815,894
Capital:	8,000,000	8,000,000
- Local residents	5,475,053	5,459,888
- Foreign residents	2,524,947	2,540,112
Capital reserves	160,037	160,037
Revaluation reserve on subsidiaries	5,416	5,437
Revenue reserves	1,606,470	1,732,325
- Legal	536,452	536,452
- Statutory reserves	1,006,120	1,131,975
- Special dividends reserve	63,898	63,898
Unrealized gains and losses - marketable securities
and derivative financial instruments	(115,137)	(28,733)
Treasury stock	(46,807)	(53,172)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	10,480,021	10,648,365

T O T A L	101,999,439	98,216,713

S

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2006
QUARTERLY INFORMATION

CONSOLIDATED STATEMENTS OF INCOME			Corporate Legislation
(Amounts expressed in thousands of Reais, except per share data)
	From July 1, 2006	From January 1, 2006	From July 1, 2005	From January 1, 2005
	to September 30, 2006	to September 30, 2006	to September 30, 2005	to September 30, 2005

REVENUE FROM FINANCIAL INTERMEDIATION	4,515,327	12,982,586	4,045,391	11,284,982
Lending operations	2,741,845	7,886,638	2,441,969	6,691,628
Leasing operations	70,311	160,750	35,839	100,772
Marketable securities	1,151,606	3,135,540	932,991	2,658,348
Financial results from insurance, pension plans and
annuity products	252,822	811,949	272,094	772,196
Derivative financial instruments	175,364	608,190	209,813	630,101
Compulsory deposits	123,379	379,519	152,685	431,937

EXPENSES ON FINANCIAL INTERMEDIATION	(2,706,878)	(7,668,771)	(2,390,799)	(6,409,661)
Deposits and securities sold	(1,711,820)	(4,718,852)	(1,592,739)	(4,305,382)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(183,677)	(565,682)	(159,115)	(468,069)
Borrowings and onlendings	(220,449)	(390,304)	(38,880)	(94,140)
Foreign exchange transactions (Note 7)	63,636	(29,608)	(96,924)	(293,621)
Provision for credits losses (Note 6(f))	(654,568)	(1,964,325)	(503,141)	(1,248,449)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,808,449	5,313,815	1,654,592	4,875,321

OTHER OPERATING INCOME (EXPENSES)	(1,073,804)	(2,876,836)	(895,511)	(2,726,133)
Services rendered	909,429	2,673,049	869,670	2,429,507
Insurance, annuity products and retirement plans premiums	947,046	3,045,973	876,505	2,750,794
Changes in technical provision for insurance, annuity products
and retirement plans	(248,578)	(1,016,599)	(291,285)	(945,925)
Insurance claims	(257,102)	(767,448)	(217,009)	(679,817)
Private retirement plans benefits expenses	(132,150)	(478,924)	(161,962)	(517,965)
Selling, other insurance and private retirementplans expenses	(134,648)	(336,569)	(99,371)	(282,826)
Credit card selling expenses	(71,730)	(215,601)	(68,340)	(206,091)
Salaries, benefits, training and social security	(547,732)	(1,634,015)	(518,330)	(1,431,460)
Other administrative expenses	(910,118)	(2,552,266)	(805,175)	(2,310,170)
Financial transaction and other taxes	(253,367)	(755,407)	(242,759)	(736,012)
Equity in the results of subsidiary companies (Note 11(a))	12,991	48,044	14,164	29,051
Other operating income (Note 18(a))	99,169	203,457	56,490	136,076
Other operating expenses (Note 18(b))	(487,014)	(1,090,530)	(308,109)	(961,295)

OPERATING INCOME BEFORE ACCELERATED
AMORTIZATION OF GOODWILL	734,645	2,436,979	759,081	2,149,188

ACCELERATED AMORTIZATION
OF GOOGWILL (Note 25(c))	(463,793)	(463,793)	-	-

INCOME AFTER ACCELERATED AMORTIZATION
OF GOODWILL	270,852	1,973,186	759,081	2,149,188

NON-OPERATING INCOME (EXPENSE)	(26,683)	(28,608)	(1,270)	13,174
Income	11,744	41,403	9,192	44,556
Expense	(38,427)	(70,011)	(10,462)	(31,382)

INCOME BEFORE TAXES AND PROFIT SHARING	244,169	1,944,578	757,811	2,162,362

INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	16,604	(289,209)	(170,529)	(464,240)
Provision for income tax	(9,556)	(342,312)	(75,543)	(315,186)
Provision for social contribution	(2,002)	(113,237)	(23,906)	(117,143)
Deferred tax asset	28,162	166,340	(71,080)	(31,911)

PROFIT SHARING	(125,549)	(347,152)	(74,683)	(259,535)
Management	(9,148)	(22,845)	(5,368)	(18,428)
Employees	(116,401)	(324,307)	(69,315)	(241,107)

NET INCOME BEFORE MINORITY INTEREST	135,224	1,308,217	512,599	1,438,587

MINORITY INTEREST	(29,107)	(133,745)	(37,791)	(109,555)

NET INCOME	106,117	1,174,472	474,808	1,329,032

Number of outstanding shares (Note 17(a))	2,799,311,448	2,799,311,448	2,794,266,388 (*)	2,794,266,388 (*)
Net income per share: R$	0.04	0.42	0.17	0.48

(*) Adjusted for better comparison, proportional to the bonus approved on June 2006 (Note 17(a))

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – SEPTEMBER 30, 2006	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE QUARTERLY INFORMATION
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis.

The quarterly information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight- line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
-
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future. For this quarter on, that item also includes amounts paid for intangible assets related to customer relationship, previously classified as deferred charges (Note 9).

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years (2005 - up to ten years) – see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in CVM Deliberation 489/05, which made obligatory the adoption of Statement NPC 22 of the Brazilian Institute of Accountants – IBRACON.

Contingent assets – Contingent assets are not recognized, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recognized, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recognized in the quarterly information.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose resting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006
Securities purchased under resale agreements	10,091,755	11,364,100	10,152,101	11,400,784
Own position	4,061,982	7,485,047	4,122,328	7,521,731
- Treasury bills	3,532,017	6,969,266	3,532,016	6,969,299
- Treasury notes	304,626	490,204	304,626	526,855
- Other	225,339	25,577	285,686	25,577
Financial Position	5,373,313	3,619,370	5,373,313	3,619,370
- Treasury bills	4,187,695	3,619,370	4,187,695	3,619,370
- Other	1,185,618	-	1,185,618	-
Short Position	656,460	259,683	656,460	259,683
Interbank deposits	10,629,947	9,792,325	4,302,105	4,889,463
Foreign currency investments	44,442	30,263	44,442	30,263
Total	20,766,144	21,186,688	14,498,648	16,320,510
Current	19,526,869	19,981,197	13,556,781	15,463,832
Long-term	1,239,275	1,205,491	941,867	856,678

5. Marketable Securities

(a) The balances can be summarized as follows:

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
Marketable Securities	2006	2006	2006	2006
Trading assets	6,247,533	4,391,591	11,911,253	10,151,175
Available for sale	15,919,002	12,185,303	8,404,097	6,856,207
Held to maturity	1,955,739	2,237,841	3,461,470	3,716,143
Subtotal	24,122,274	18,814,735	23,776,820	20,723,525
Derivative financial instruments
(Note 22 (g))	1,335,501	1,442,142	1,379,301	1,459,373
Total	25,457,775	20,256,877	25,156,121	22,182,898
Current	10,904,556	8,346,621	17,236,171	14,622,728
Long-term	14,553,219	11,910,256	7,919,950	7,560,170

(b) Trading assets

				Unibanco

	September 30, 2006		June 30, 2006

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	5,883,073	5,896,517	4,034,123	4,037,702
Financial treasury bills	5,438,432	5,451,900	3,844,515	3,851,597
Treasury bills	195,024	195,001	113,633	113,613
Treasury notes	249,617	249,616	75,975	72,492
Brazilian sovereign bonds	-	-	22,956	23,206
Bank debt securities	75,747	76,403	74,188	75,171
Corporate debt securities	48,688	52,278	71,190	73,908
Debentures	48,688	52,278	54,603	57,321
Euribonds	-	-	16,587	16,587
Mutual funds	211,748	211,748	181,594	181,594
Other	10,587	10,587	10	10
Total	6,229,843	6,247,533	4,384,061	4,391,591

			Unibanco Consolidated

	September 30, 2006		June 30, 2006

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	9,453,185	9,484,540	7,942,465	7,953,736
Financial treasury bills	1,066,554	1,066,756	724,573	725,081
Treasury bills	7,540,749	7,570,811	6,733,407	6,747,443
Treasury notes	835,372	836,631	479,087	475,847
Other	10,510	10,342	5,398	5,365
Brazilian sovereign bonds	31,239	31,121	32,992	33,147
Bank debt securities	927,460	928,027	818,566	819,342
Eurobonds	105,326	105,893	102,026	102,800
Time deposits	822,134	822,134	716,540	716,542
Corporate debt securities	312,195	313,885	317,939	318,296
Debentures	279,424	281,248	272,985	273,760
Eurobonds	32,771	32,637	44,954	44,536
Mutual funds	717,933	717,933	655,957	655,957
Other	428,501	435,747	358,277	370,697
Total	11,870,513	11,911,253	10,126,196	10,151,175

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

						Unibanco

		September 30, 2006			June 30, 2006

	Amortized	Fair value		Amortized	Fair value

Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	3,880,146	2,774	3,882,920	2,504,676	(7,620)	2,497,056
Financial treasury bills	275,542	(49)	275,493	238,092	-	238,092
Treasury bills	3,182,904	16,198	3,199,102	1,260,327	1,369	1,261,696
Treasury notes	380,140	111	380,251	964,732	693	965,425
Treasury Bonds	3,576	(295)	3,281	3,758	(261)	3,497
Other	37,984	(13,191)	24,793	37,767	(9,421)	28,346
Brazilian sovereign bonds	1,607,664	55,050	1,662,714	1,650,460	20,421	1,670,881
Bank debt securities	8,375,328	964	8,376,292	6,134,177	589	6,134,766
Debentures	8,020,932	-	8,020,932	5,746,493	(33)	5,746,460
Mortgage notes	-	-	-	26,962	228	27,190
Time deposits	2,017	-	2,017	2,014	-	2,014
Eurobonds and other	352,379	964	353,343	358,708	394	359,102
Corporate debt securities	1,991,083	(19,902)	1,971,181	1,878,613	(22,324)	1,856,289
Debentures	1,777,400	(16,187)	1,761,213	1,671,646	(18,407)	1,653,239
Eurobonds and other	213,683	(3,715)	209,968	206,967	(3,917)	203,050
Mutual funds	10,395	-	10,395	10,811	-	10,811
Marketable equity securities	35,781	(20,281)	15,500	35,781	(20,281)	15,500
Total	15,900,397	18,605	15,919,002	12,214,518	(29,215)	12,185,303

					Unibanco Consolidated

		September 30, 2006			June 30, 2006

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	4,315,328	2,932	4,318,260	2,903,519	(12,107)	2,891,412
Financial treasury bills	639,787	45	639,832	571,898	257	572,155
Treasury bills	3,182,904	16,198	3,199,102	1,260,326	1,370	1,261,696
Treasury notes	451,019	193	451,212	1,029,651	(4,013)	1,025,638
Treasury Bonds	3,576	(295)	3,281	3,758	(261)	3,497
Other	38,042	(13,209)	24,833	37,886	(9,460)	28,426
Foreign government	-	-	-	572	-	572
Brazilian sovereign bonds	1,607,664	55,050	1,662,714	1,650,460	20,421	1,670,881
Bank debt securities	113,844	963	114,807	169,701	650	170,351
Debentures	1,083	-	1,083	23,303	(33)	23,270
Mortgage notes	-	-	-	26,962	227	27,189
Time deposits	25,826	-	25,826	27,934	-	27,934
Eurobonds and other	86,935	963	87,898	91,502	456	91,958
Corporate debt securities	2,330,415	(129,907)	2,200,508	2,048,602	(22,443)	2,026,159
Debentures	1,934,257	(16,218)	1,918,039	1,823,502	(18,444)	1,805,058
Eurobonds and other	396,158	(113,689)	282,469	225,100	(3,999)	221,101
Mutual funds	16,865	-	16,865	14,483	573	15,056
Marketable equity securities	130,830	(39,887)	90,943	126,979	(45,203)	81,776
Total	8,514,946	(110,849)	8,404,097	6,914,316	(58,109)	6,856,207

(ii) By maturity:

				Unibanco

	September 30, 2006			June 30, 2006

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	297,165	290,404	267,632	268,216
Between 3 months and 1 year	2,830,113	2,835,417	1,930,981	1,926,657
Between 1 and 3 years	1,765,105	1,735,455	1,207,940	1,176,524
Between 3 and 5 years	890,602	914,906	1,101,472	1,106,525
Between 5 and 15 years	8,782,921	8,779,413	6,529,261	6,522,487
More than 15 years	1,288,315	1,337,512	1,130,640	1,158,583
No stated maturity (1)	46,176	25,895	46,592	26,311
Total	15,900,397	15,919,002	12,214,518	12,185,303

			Unibanco Consolidated

	September 30, 2006			June 30, 2006

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	643,962	527,244	226,364	226,925
Between 3 months and 1 year	2,874,123	2,879,413	2,134,455	2,130,307
Between 1 and 3 years	2,020,439	1,990,839	1,434,868	1,403,419
Between 3 and 5 years	936,363	960,632	1,155,225	1,160,317
Between 5 and 15 years	533,300	529,816	626,514	619,739
More than 15 years	1,359,064	1,408,345	1,195,428	1,218,668
No stated maturity (1)	147,695	107,808	141,462	96,832
Total	8,514,946	8,404,097	6,914,316	6,856,207
___________________
(1) Refers to marketable equity securities and mutual founds.

(d) Securities held to maturity

(i) By type:

		Unibanco	Unibanco Consolidated

	September 30, 2006		June 30, 2006

Issuer/Type of investment				Amortized cost

Federal government	181,282	458,316	1,647,072	1,897,070
Financial treasury bills	-	-	174,109	167,959
Central Bank notes	178,346	173,258	191,170	185,548
Treasury notes	2,640	284,755	1,183,235	1,468,759
Treasury bills	-	-	98,262	74,501
Other	296	303	296	303
Brazilian sovereign bonds	1,621,825	1,626,966	1,653,845	1,658,851
Bank debt securities	87,476	86,702	87,476	86,703
Eurobonds	87,476	86,702	87,476	86,703
Corporate debt securities	65,156	65,857	73,077	73,519
Eurobonds	65,156	65,857	65,156	65,857
Debentures	-	-	7,921	7,662
Total	1,955,739	2,237,841	3,461,470	3,716,143

The fair value of these securities was R$2,113,347 (June 30, 2006 - R$2,355,180) in Unibanco and R$3,638,738 (June 30, 2006 - R$3,853,817) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$157,608 (June 30, 2006 - R$117,339) in Unibanco and R$177,268 (June 30, 2006 - R$137,674) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006

Maturity				Amortized cost

Less than 3 months	221,988	325,590	408,920	338,549
Between 3 months and 1 year	342,200	300,707	419,445	555,458
Between 1 and 3 years	219,054	439,842	241,934	441,665
Between 3 and 5 years	650,345	649,659	690,287	689,206
Between 5 and 15 years	521,998	521,889	1,120,209	1,103,208
More than 15 years	154	154	580,675	588,057
Total	1,955,739	2,237,841	3,461,470	3,716,143

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006
By type
Discounted loans and notes	17,036,572	16,574,863	18,083,459	17,418,322
Financing	10,297,578	9,829,105	12,585,125	12,253,494
Agricultural	1,161,423	1,090,548	1,161,423	1,090,548
Real estate loans	1,458,516	1,454,911	1,460,208	1,456,362
Credit card	-	-	3,878,621	3,865,524
Total lending operations	29,954,089	28,949,427	37,168,836	36,084,250

Leasing operations	-	-	1,460,412	1,153,415
Advances on exchange contracts (1)	1,391,237	1,538,072	1,391,237	1,538,072
Total leasing operations and
advances on exchange contracts	1,391,237	1,538,072	2,851,649	2,691,487

Guarantees honored	176	40	176	40
Other receivables (2)	336,030	246,804	3,302,459	3,152,996
Total other credits	336,206	246,844	3,302,635	3,153,036

Total risk	31,681,532	30,734,343	43,323,120	41,928,773

By maturity
Past-due for more than 15 days (Note 6 (d))	952,626	807,756	2,135,255	2,006,897
Falling due:	-	-	-	-
Less than 3 months (3)	10,429,733	10,061,465	16,551,139	16,074,780
Between 3 months and 1 year	8,741,189	8,947,509	11,360,939	11,536,902
Between 1 and 3 years	7,114,092	6,815,698	8,541,298	7,977,516
More than 3 years	4,443,892	4,101,915	4,734,489	4,332,678
Total risk	31,681,532	30,734,343	43,323,120	41,928,773

______________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending). (See Note 8).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco
	September 30, 2006		June 30, 2006
		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,441,977	10.9	3,300,186	10.7
Paper, pulp and wood products	1,254,796	4.0	1,501,780	4.9
Food, beverages and tobacco	1,721,717	5.4	1,428,232	4.6
Automotive industry	1,188,316	3.8	1,401,216	4.6
Chemical and pharmaceutical	1,072,045	3.4	1,118,969	3.6
Production of machines and equipment	818,331	2.6	1,008,258	3.3
Basic metal industries	929,142	2.9	970,533	3.2
Extractive	635,610	2.0	581,635	1.9
Textiles, clothing and leather goods	447,870	1.4	448,495	1.5
Petroleum	357,636	1.1	356,438	1.2
Electronic and communications equipment	251,284	0.8	308,636	1.0
Eletric and electronic	141,679	0.4	253,867	0.8
Rubber and plastic	202,233	0.6	197,229	0.6
Production of metal goods	247,199	0.8	192,614	0.6
Other manufacturing industries	9,660	-	8,498	-
Subtotal	12,719,495	40.1	13,076,586	42.5
Retailers
Retail	2,247,806	7.1	2,133,713	6.9
Wholesale	1,950,315	6.2	1,435,005	4.7
Subtotal	4,198,121	13.3	3,568,718	11.6
Financial service
Financial companies	1,319,091	4.2	982,153	3.2
Insurance companies and private pension funds	2,608	-	3,214	-
Subtotal	1,321,699	4.2	985,367	3.2
Residential construction loans	439,501	1.4	418,708	1.4
Other services
Transportation	1,185,669	3.7	1,229,169	4.0
Post office and telecommunications	1,030,718	3.3	878,534	2.9
Agricultural	305,629	1.0	456,028	1.5
Construction	525,665	1.7	381,735	1.2
Real estate services	610,910	1.9	284,447	0.9
Association activities	80,524	0.3	179,751	0.6
Health and social services	144,182	0.5	143,013	0.5
Education	131,661	0.4	134,984	0.4
Lodging and catering services	102,786	0.3	101,010	0.3
Cultural, sports and leisure activities	28,573	0.1	26,090	0.1
Other services	1,518,034	4.7	1,317,996	4.3
Subtotal	5,664,351	17.9	5,132,757	16.7
Agriculture, livestock, forestry
and fishing	905,245	2.9	830,142	2.7
Individual
Consumer loans	5,126,584	16.1	5,398,425	17.6
Residential mortgage loans	1,050,358	3.3	1,063,234	3.5
Other	256,178	0.8	260,406	0.8
Subtotal	6,433,120	20.2	6,722,065	21.9
Total	31,681,532	100.0	30,734,343	100.0

	Unibanco Consolidated
	September 30, 2006		June 30, 2006
		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,510,837	8.1	3,359,141	8.0
Paper, pulp and wood products	1,300,941	3.0	1,550,043	3.7
Food, beverages and tobacco	1,790,723	4.1	1,488,853	3.6
Automotive industry	1,230,333	2.9	1,442,972	3.4
Chemical and pharmaceutical	1,104,104	2.6	1,150,682	2.7
Production of machines and equipment	838,972	1.9	1,030,314	2.5
Basic metal industries	982,644	2.3	1,022,749	2.4
Extractive	666,649	1.6	611,208	1.5
Textiles, clothing and leather goods	468,541	1.1	462,321	1.1
Petroleum	404,779	0.9	402,840	1.0
Electronic and communications equipment	258,571	0.6	315,822	0.8
Eletric and electronic	148,621	0.3	262,251	0.6
Rubber and plastic	221,306	0.5	216,185	0.5
Production of metal goods	260,237	0.6	203,623	0.5
Other manufacturing industries	10,174	-	8,859	-
Subtotal	13,197,432	30.5	13,527,863	32.3
Retailers
Retail	2,443,265	5.6	2,314,953	5.5
Wholesale	2,100,517	4.9	1,563,306	3.7
Subtotal	4,543,782	10.5	3,878,259	9.2
Financial service
Financial companies	1,212,776	2.8	873,202	2.1
Insurance companies and private pension funds	4,625	-	3,922	-
Subtotal	1,217,401	2.8	877,124	2.1
Residential construction loans	457,409	1.1	438,558	1.0
Other services
Post office and telecommunications	1,055,144	2.4	2,268,081	5.4
Transportation	2,254,991	5.2	897,048	2.1
Agricultural	337,724	0.8	491,643	1.2
Construction	579,978	1.3	426,260	1.0
Real estate services	696,384	1.6	346,514	0.8
Association activities	101,027	0.2	198,770	0.5
Health and social services	169,400	0.4	164,287	0.4
Education	120,269	0.3	144,968	0.3
Lodging and catering services	142,895	0.3	118,135	0.3
Cultural, sports and leisure activities	32,067	0.1	28,261	0.1
Other services	1,915,635	4.4	1,741,336	4.2
Subtotal	7,405,514	17.0	6,825,303	16.3
Agriculture, livestock, forestry
and fishing	905,245	2.1	830,142	2.0
Individual
Consumer loans	7,887,983	18.2	8,154,157	19.5
Credit card	5,860,193	13.5	5,753,678	13.7
Residential mortgage loans	1,056,511	2.5	1,069,349	2.6
Lease financing	535,472	1.2	313,934	0.7
Other	256,178	0.6	260,406	0.6
Subtotal	15,596,337	36.0	15,551,524	37.1
Total	43,323,120	100.0	41,928,773	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco
	September 30, 2006		June 30, 2006
Largest clients	Value	% total	Value	% total
10 largest clients	3,368,412	10.6	3,464,136	11.3
50 next largest clients	6,655,874	21.0	6,017,657	19.6
100 next largest clients	4,995,777	15.8	4,497,666	14.6
Other clients	16,661,469	52.6	16,754,884	54.5
Total	31,681,532	100.0	30,734,343	100.0

	Unibanco Consolidated
	September 30, 2006		June 30, 2006
Largest clients	Value	% total	Value	% total
10 largest clients	3,368,412	7.8	3,464,136	8.2
50 next largest clients	6,601,338	15.2	5,987,979	14.3
100 next largest clients	4,969,868	11.5	4,593,777	11.0
Other clients	28,383,502	65.5	27,882,881	66.5
Total	43,323,120	100.0	41,928,773	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

								Unibanco

							September 30, 2006

	%		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	14,964,732	-	-	14,964,732	47.2	14,198	0.1
A	0.5	9,431,286	-	-	9,431,286	29.8	103,340	1.1
B	1.0	3,907,582	210,269	81,062	4,198,913	13.2	122,703	2.9
C	3.0	1,146,355	222,225	75,983	1,444,563	4.6	151,826	10.5
D	10.0	153,581	124,754	157,853	436,188	1.4	130,638	29.9
E	30.0	36,171	94,955	72,876	204,002	0.6	127,792	62.6
F	50.0	45,583	62,735	59,469	167,787	0.5	157,702	94.0
G	70.0	12,096	61,844	76,143	150,083	0.5	145,008	96.6
H	100.0	39,298	215,440	429,240	683,978	2.2	683,978	100.0
Total		29,736,684	992,222	952,626	31,681,532	100.0	1,637,185
% of total risk							5.2%

								Unibanco

							June 30, 2006

	%		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	14,451,401	-	-	14,451,401	47.0	13,845	0.1
A	0.5	9,489,207	-	-	9,489,207	30.9	90,094	0.9
B	1.0	3,378,181	197,921	76,613	3,652,715	11.9	103,246	2.8
C	3.0	1,186,517	226,668	86,019	1,499,204	4.9	156,187	10.4
D	10.0	216,216	141,172	86,516	443,904	1.4	132,727	29.9
E	30.0	54,532	102,928	69,694	227,154	0.7	113,350	49.9
F	50.0	18,270	85,205	73,404	176,879	0.6	123,639	69.9
G	70.0	96,253	62,181	61,106	219,540	0.7	219,321	99.9
H	100.0	31,336	188,599	354,404	574,339	1.9	574,339	100.0
Total		28,921,913	1,004,674	807,756	30,734,343	100.0	1,526,748
% of total risk							5.0%

						Unibanco Consolidated

							September 30, 2006

	%		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	18,434,644	-	-	18,434,644	42.6	14,370	0.1
A	0.5	15,158,859	-	-	15,158,859	35.0	133,142	0.9
B	1.0	4,057,189	342,223	235,627	4,635,039	10.7	128,095	2.8
C	3.0	1,631,012	315,374	234,738	2,181,124	5.0	180,816	8.3
D	10.0	246,318	164,629	280,633	691,580	1.6	170,772	24.7
E	30.0	84,614	122,739	202,228	409,581	0.9	207,454	50.7
F	50.0	77,280	80,872	170,623	328,775	0.8	253,471	77.1
G	70.0	35,924	75,562	194,703	306,189	0.7	266,729	87.2
H	100.0	97,069	263,557	816,703	1,177,329	2.7	1,177,329	100.0
Total		39,822,909	1,364,956	2,135,255	43,323,120	100.0	2,532,178
% of total risk							5.8%

						Unibanco Consolidated

							June 30, 2006

	%		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	17,925,583	-	-	17,925,583	42.7	14,062	0.1
A	0.5	14,758,735	-	-	14,758,735	35.2	117,571	0.8
B	1.0	3,603,443	288,389	250,252	4,142,084	9.9	108,991	2.6
C	3.0	1,670,493	276,527	263,169	2,210,189	5.3	187,548	8.5
D	10.0	333,955	168,186	242,567	744,708	1.8	185,148	24.9
E	30.0	111,643	120,196	202,579	434,418	1.0	192,722	44.4
F	50.0	58,205	102,281	213,525	374,011	0.9	237,774	63.6
G	70.0	123,219	73,120	195,030	391,369	0.9	351,541	89.8
H	100.0	95,983	211,918	639,775	947,676	2.3	947,676	100.0
Total		38,681,259	1,240,617	2,006,897	41,928,773	100.0	2,343,033
% of total risk							5.6%
______________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$898,260 (June 30, 2006 - R$849,782) in Unibanco and R$1,196,812 (June 30, 2006 - R$1,116,532) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

	Unibanco		Unibanco Consolidated
	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2006	2006
Balance at the beginning of the year	1,526,748	1,377,706	2,343,033	2,060,614
Provision for credit losses	305,965	839,986	654,568	1,964,325
Loan charge-offs	(195,528)	(580,507)	(465,423)	(1,492,761)
Balance at the end of the year	1,637,185	1,637,185	2,532,178	2,532,178

Loan recoveries (1)	25,448	55,001	47,542	129,259
______________________
(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

7. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006
Assets - Other credits
Unsettled exchange purchases	2,456,520	2,099,299	2,456,520	2,099,299
Rights on foreign exchange sold	1,320,502	456,052	1,320,502	456,052
(-) Received advances	(140,213)	(84,094)	(140,213)	(84,094)
Income receivable from advances on exchange
contracts	25,760	26,606	25,760	26,606
Other	67	-	67	-
Total	3,662,636	2,497,863	3,662,636	2,497,863

Liabilities - Other liabilities
Unsettled exchange sales	1,316,848	451,078	1,316,848	451,078
Obligations for foreign exchange purchased	2,471,399	2,143,600	2,471,399	2,143,600
(-) Advances on exchange contracts	(1,391,237)	(1,538,072)	(1,391,237)	(1,538,072)
Other	445	(41,625)	445	(41,625)
Total	2,397,455	1,014,981	2,397,455	1,014,981

Off-balance sheet
Import credits outstanding	123,485	78,404	132,939	91,671
Confirmed export credits	8,529	19,386	8,712	19,598

(b) Statement of income

			Unibanco

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	30, 2006	2005	30, 2005
Income from foreign exchange transactions	472,946	2,052,500	811,083	2,158,552
Expenses from foreign exchange transactions	(409,835)	(2,083,414)	(909,396)	(2,454,986)
Net gain on foreign exchange transactions	63,111	(30,914)	(98,313)	(296,434)

			Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	30, 2006	2005	30, 2005
Income from foreign exchange transactions	530,229	2,280,086	837,321	2,244,866
Expenses from foreign exchange transactions	(466,593)	(2,309,694)	(934,245)	(2,538,487)
Net gain on foreign exchange transactions	63,636	(29,608)	(96,924)	(293,621)

8. Other Credits - Sundry

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006

Receivables from credit card operations	-	-	1,557,127	1,471,197
Insurance premium	-	-	1,084,614	1,228,393
Escrow deposits for civil and labor suits (1)	747,016	799,548	2,043,857	2,187,991
Prepaid taxes	394,463	412,511	884,960	892,680
Notes and credits receivable	352,137	264,038	913,450	820,474
Accounts receivable from Temporary Special Administration	317,027	375,565	317,027	375,565
Regime
Salary advances and other	90,449	72,197	101,738	80,325
Receivables from purchase of assets	21,340	16,900	90,917	74,631
Accounts receivable from pool	48,342	43,065	48,342	43,065
Accounts receivable from subsidiaries	567	4,430	-	-
Other	383,610	205,575	600,895	471,159
Total	2,354,951	2,193,829	7,642,927	7,645,480
Current	796,151	620,185	4,522,342	4,486,421
Long-term	1,558,800	1,573,644	3,120,585	3,159,059

______________________
(1) Substantially related to fiscal, labor and civil litigations (Note 14).

9. Prepaid Expenses

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006
Commissions on debt placements	198,619	196,542	408,550	312,706
Exclusive contracts on banking services rendered	136,780	58,839	439,854	58,840
Advance of private pension’s sponsor contributions	193,444	191,101	216,036	191,683
Advertising and publicity	11,263	15,898	16,980	16,070
Prepaid tax and rates	11,595	14,108	11,595	16,635
Others	19,882	11,803	29,829	70,690
Total	571,583	488,291	1,122,844	666,624
Current	213,796	201,468	458,697	359,228
Long-term	357,787	286,823	664,147	307,396

10. Foreign Branches

As mentioned in Note 2, the quarterly information of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	September 30, 2006		June 30 , 2006

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,676,552	5,819,358	2,194,133	4,748,762
Long-term assets	2,843,566	6,182,482	3,861,734	8,357,951
Permanent assets	65,184	141,723	64,739	140,114
Total assets	5,585,302	12,143,563	6,120,606	13,246,827

Current liabilities	2,850,565	6,197,698	3,631,577	7,859,821
Long-term liabilities	2,328,361	5,062,321	2,150,022	4,653,292
Deferred income	56	123	166	361
Branch equity	406,320	883,421	338,841	733,353
Total liabilities	5,585,302	12,143,563	6,120,606	13,246,827

	Quarter ended September 30, 2006		Nine-month ended September 30, 2006

	US$ thousand	R$ thousand	US$ thousand	R$ thousand

Net income for the period (2006)	54,902	119,368	139,272	302,805
Net income for the period (2005)	36,034	80,075	78,189	173,751

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$16,741 (Nine-month ended September 30, 2006 – R$49,152 - exchange losses) in Unibanco and R$16,698 (Nine-month ended September 30, 2006 – R$49,152 - exchange losses) in Unibanco Consolidated, were recognized as “Other operating income” in respect of the gains, and as “Other operating expenses in respect to the losses. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

								Adjusted net		Equity in results
	Number of shares or quotas (in thousands)							income (loss)		Adjustments (1)

			Percentage holding (%)						Nine- month ended September 30, 2006	Quarter ended September 30, 2006	Nine- month ended September 30, 2006

						Investment amount		Quarter ended September 30, 2006

					Adjusted stockholders equity	September 30, 2006
				Unibanco			June 30,
	Common	Preferred	Unibanco	Consolidated			2006
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais
Ltd. (3)	2,778	-	100.000	100.000	2,507,980	2,507,980	2,427,060	17,908	101,107	19,585	102,784
Banco Fininvest S.A. (6)	8	2	99.991	100.000	1,495,324	1,495,324	711,404	(16,160)	(21,541)	(16,089)	(21,470)
Unicard Banco Múltiplo S.A. (2)	147,432,552	91,811,816	100.000	100.000	1,200,334	1,200,334	1,228,328	(40,384)	145,338	(27,987)	157,735
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,455,955	726,552	694,403	57,809	251,511	28,830	123,267
Fininvest Negócios de Varejo Ltda. (5)	60,790,001	-	95.302	100.000	646,454	616,086	-	153	153	146	146
Banco Dibens S.A. (2)	20,085,509	-	99.999	100.000	475,259	475,259	205,111	10,125	12,972	10,148	13,401
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	373,282	373,282	353,299	34,766	78,467	34,766	78,467
Dibens Leasing S.A. – Arrendamento
Mercantil	81,087	-	99.999	99.999	329,235	329,235	325,208	4,029	17,598	4,029	17,598
Banco Único S.A	2,768,397	2,768,397	100.000	100.000	268,165	268,165	258,917	9,247	24,827	9,247	24,827
Interbanco S.A.	20,000	-	99.996	99.999	123,175	123,175	102,519	17,752	44,241	17,752	44,241
Unibanco Empreendimentos e
Participações Ltda.	201,910	-	48.003	100.000	235,124	112,868	110,522	4,886	11,345	2,346	5,446
Unibanco Investshop Corretora de
Vals.Mobil. e Câmbio S.A. (2)	4,955	4,955	100.000	100.000	107,209	107,209	103,892	3,317	9,906	3,317	12,803
Maxfácil Participações S.A. (4)	11	-	49.986	49.986	172,817	86,384	-	1,789	1,789	894	894
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	109,230	54,614	53,690	1,887	4,755	943	2,377
Unibanco Negócios Imobiliários Ltda.	55,664	-	99.999	100.000	52,551	52,551	51,887	280	1,179	664	2,368
Unibanco Asset Management – Banco
de Investimento S.A. (2)	1,468	1,468	99.999	100.000	23,928	23,928	21,156	3,772	5,864	3,772	5,900
Unibanco Empreendimentos Ltda.	113,823	-	16.126	100.000	114,421	18,451	18,215	1,465	2,489	236	401
Unibanco Serviços de Investimento
Ltda.	100	-	99.999	100.000	9,012	9,012	8,536	7,475	20,711	7,475	20,711
BWU Comércio e Entretenimento
Ltda.	67,562	-	59.792	59.792	49,940	29,861	31,798	(3,240)	(10,361)	(1,937)	(6,342)
Other						406,548	343,335	-	-	(4,903)	60,393

Jointly controlled companies (i)
Banco Investcred Unibanco S.A.
- PontoCred	95	-	49.997	49.997	181,240	90,614	82,695	15,849	39,036	7,925	19,450
Redecard S.A.	200	400	31.943	31.943	128,015	40,892	20,527	63,755	224,242	20,365	60,883
Serasa S.A.	366	349	19.045	19.174	190,905	36,359	32,430	26,949	77,130	5,635	15,192
Tecnologia Bancária S.A.	762,278	-	18.044	20.300	154,673	27,910	27,055	4,867	20,478	778	3,306
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	46,103	11,526	10,821	2,820	7,048	705	1,762
Companhia Hipotecária Unibanco –
Rodobens (2)	6,055	-	50.000	50.000	16,051	8,025	7,461	1,130	3,390	565	1,713
Other						29,466	25,743	-	-	3,863	11,955
TOTAL						9,261,610	7,256,012			133,070	760,208

Investment of Unibanco Consolidated

Associated companies
IRB - Brasil Resseguros S.A.	-	112	-	11.174	1,655,790	185,018	169,715	101,567	406,864	11,630	45,463
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	109,230	54,614	53,690	1,887	4,755	943	2,377
Other	-	-	-	-	-	(4,782)	2,054	-	-	418	204
TOTAL						234,850	225,459			12,991	48,044

					Adjusted net income (loss)

			Percentage		Quarter	Nine-month
	Number of share or quotas		holding (%)	Adjusted	ended	ended

Main direct, indirect and jointly controlled subsidiary	(in thousands)		Unibanco	stockholders	September	September

companies invested by:	Common	Preferred	Consolidado	equity	30, 2006	30, 2006
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	793,935	(48,349)	(2,332)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	671,295	11,962	37,139
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	159,091	2,737	8,472
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	44,424	10,320	31,399
Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	308,798	11,270	49,274
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	67,924	4,078	12,894
IRB – Brasil Resseguros S.A.	-	112	11.174	1,655,790	101,567	406,864
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	20,157	220	9,850
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	793,935	(48,349)	(2,332)

__________________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)	The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill and alteration of participation during the period.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)	The Board of Directors Meeting held in first half of 2006, approved the capital increase on Unipart Participações Internacionais Ltd. in the amount of R$1,489,420.

(4)	During third quarter of 2006 Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital.

(5)	In accordance with the Quotas assignment agreement of September, 2006, Fininvest Negócios de Varejo Ltda. became a company controlled by Unibanco –União de Bancos Brasileiros S.A.

(6)	The Extraordinary Shareholders’ Meeting held in August, 2006, approved the increase in the capital of Banco Fininvest S.A. in the amount of R$800,000, through the issue of 5,588 shares, fully subscribed by Unibanco – União de Bancos Brasileiros S.A.

(b) Goodwill on companies’ acquisition

The goodwill on companies’ acquisition are based on the expectation of future earnings, and from the third quarter of 2006 on the amortization period changed from 10 to 5 years.

The accelerated depreciation of goodwill has been classified in a separated line as "Acceleration of Goodwill Amortization" in the Statement of Income. See Note 25 (c)

The goodwill balance shown in the Unibanco consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized					Amortization

			Quarter	Nine-month	Quarter	Nine-month
			ended	ended	ended	ended
	September	June 30,	September	September	September	September
	30, 2006	2006	30, 2006	30, 2006	30, 2005	30, 2005
Fininvest	-	273,272	273,272	291,604	7,786	23,359
Hipercard	204,932	325,065	120,133	141,333	10,600	24,103
Modelo (1)	155,275	171,698	16,423	23,888	-	-
Maxfácil (2)	84,084	-	1,425	1,425	-	-
Other	153,719	219,482	85,910	103,870	10,159	32,639
Total	598,010	989,517	497,163	562,120	28,545	80,101

Amortization of period (Note 18 (b))			33,370	98,327	28,545	80,101

Accelerated amortization of goodwill			463,793	463,793	-	-

(1)
Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. The goodwill is based in the expected period of benefit of investment in this company.

(2)	During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 13.44% (June 30, 2006 – 13.70%) per annum, and are payable up to October 15, 2007.

(b) Euronotes

			Unibanco	Unibanco Consolidated

		September 30,	June 30,	September 30,	June 30,
Maturity	Currency	2006	2006	2006	2006
Less than 3 months	US$	411,435	363,923	347,405	361,803
	EUR	679	6,713	679	6,713
	R$	-	1	-	1
		412,114	370,637	348,084	368,517
From 3 to 12 months	US$	162,703	206,055	153,138	154,382
	EUR	3,205	654	3,205	654
	R$	-	54	-	54
		165,908	206,763	156,343	155,090
From 1 to 3 years	US$	408,291	64,190	380,723	39,345
	EUR	78	2,952	78	2,952
		408,369	67,142	380,801	42,297
From 3 to 5 years	US$	48,418	68,939	35,994	50,177
	R$	255,812	266,887	255,808	266,883
		304,230	335,826	291,802	317,060
From 5 to 15 years	US$	2,432,636	32,975	9,422	10,182
Total		3,723,257	1,013,343	1,186,452	893,146

The average interest of issues in foreign currency was 7.25% (June 30, 2006 – 2.23%) per annum in Unibanco and 2.80% (June 30, 2006 – 2.48%) per annum in Unibanco Consolidated.

(c) The other issues totaled R$23,019 (June 30, 2006 - R$23,321) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 4.69% (June 30, 2006 – 4.76%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.12% (June 30, 2006 – 5.44%) per annum.

14. Contingent Assets and liabilities and Legal liabilities

(a) Contingent Assets

During the quarter period ended September 30, 2006, contingent assets were not recognized.

(b) Contingent Liabilities classified as probable and Legal liabilities – Taxes and Social Security.

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims.

The provision for labor claims is based on the historic average of payments made.

Civil litigation is represented mainly by claims for personal and moral injury, among other reasons, to devolutions of checks, protests of notes considered not due and past economic plans. The amount provided represents management’s estimate, considering the probability of loss in those lawsuits, recorded as a provision, based on average of payments made or, when applicable, in accordance with the opinion of Legal Counsel Advisers.

In the case of the legal liabilities – Taxes and Social Security, liabilities are recognized at the full amount being questioned, independently of the probability of loss or the evaluation of its respective Legal Counsel Advisers. At September 30, 2006, Unibanco and its subsidiaries maintain provision for such causes in the amount of R$705,659 (June 30, 2006 – R$736,564) and R$1,567,576 (June 30, 2006 – R$1,642,866) in Unibanco and in Unibanco Consolidated, respectively, mainly: (i) the contestation of widening of the basis of calculation of Profit Participation Program - PIS and Tax and Social Security Financing - COFINS by law 9.718, in the amount of R$604,350 (June 30, 2006 – R$584,539) in Unibanco and R$847,840 (June 30, 2006 – R$795,810) in Unibanco Consolidated whose probability of loss is considered remote and (ii) collection of CPMF on leasing transaction, in the amount of R$187,582 (June 30, 2006 – R$171,522) in Unibanco Consolidated, whose probability of loss is possible.

On November 9, 2005, the Supreme Court – STF in a plenary session, rendered a decision on four individual cases concerning the widening of the basis of calculation of Employees’ PIS and COFINS, declaring unconstitutional the taxation of revenues that are not in conformity with the concept of revenue. The provision described above, was maintained by prudence and observing the orientation of the Brazilian Institute of Accountants – IBRACON, as well as the eventual recoverable value.

Provisions established and respective variations in the quarter are as follows:

(b.1) Balance sheet

		Unibanco	Unibanco Consolidated

	September 30,	June, 30	September, 30	June, 30
	2006	2006	2006	2006
Tax litigation	816,489	867,809	1,841,710	1,939,285
Labor litigation	376,867	409,591	513,633	631,267
Civil litigation	234,047	246,272	406,145	411,988
Total	1,427,403	1,523,672	2,761,488	2,982,540

Recorded in Other Liabilities
- Taxes and Social Security	816,489	867,809	1,841,710	1,939,285
- Others (Note 15 (c))	610,914	655,863	919,778	1,043,255
	1,427,403	1,523,672	2,761,488	2,982,540

(b.2) Changes in and the related fiscal labor and civil litigation provision:

		Unibanco	Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2006	2006
Balance at the beginning of the period	1,523,672	1,453,009	2,982,540	2,704,456
Balance of acquired/merged company	-	-	8,324	8,344
Provision charged (1)	192,694	439,793	281,191	814,304
Payments (2)	(288,963)	(465,399)	(510,567)	(765,616)
Balance at the end of the period	1,427,403	1,427,403	2,761,488	2,761,488
______________________
(1) In 2006, considers effects of prior year adjustments, recorded to comply with the requirements of Deliberation CVM no 489, October of 2005 (Note 17 (g)).
(2) Consider the judicial deposit charges and the decision of the conglomerate to exercise the option related to MP (Provisional Measure) nº 303 of 06.29.2006 (fiscal amnesty), in the amount of R$58,658 in Unibanco and R$165,437 in Unibanco Consolidated.

(c) Contingency liabilities whose loss is considered possible.

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims. The administration, based on the opinion of their legal advisors, classifies the lawsuits on the basis of the perspective of success. Thus, provisions for claims whose probability of loss is possible, are not recognized, and mainly refer to the deductibility of interests and taxes whose payment is suspended in the amount of R$272,358 (June 30, 2006 - R$321,056). Due to a recent favorable partially decision by the tax authority, the total amount of the tax assessment has been reduced during the third quarter 2006.

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	September 30,	June 30,	September 30,	June 30,	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006	2006	2006	2006	2006
Provision for unearned
premiums	841,949	783,014	-	-	-	-	841,949	783,014
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	230,606	226,131	7,174	8,745	-	-	237,780	234,876
Mathematical provision
benefits to be
granted	402,856	363,435	5,400,872	5,240,005	-	-	5,803,728	5,603,440
Mathematical provision
for benefits granted	3,960	3,809	391,605	385,939	-	-	395,565	389,748
Unsettled claims	302,792	303,560	671	629	-	-	303,463	304,189
Provision for draws
and redemptions	-	-	-	-	551,786	551,265	551,786	551,265
Other provisions	3,688	3,495	226,409	228,804	373	373	230,470	232,672
Total of technical
provisions	1,785,851	1,683,444	6,026,731	5,864,122	552,159	551,638	8,364,741	8,099,204
Short-term	1,784,670	1,682,312	4,138,826	3,936,751	552,159	551,638	6,475,655	6,170,701
Long-term	1,181	1,132	1,887,905	1,927,371	-	-	1,889,086	1,928,503

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration	September 30,	June 30,	September 30,	June 30,
	Issue	Maturity	per annum	2006	2006	2006	2006
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	451,939	439,736	429,219	417,826
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	443,974	433,960	431,060	422,458
Line of credit (3)	December 2004	December 2009	4.74%	333,038	325,258	333,038	325,258
Perpetual Non-
cumulative Junior
Subordinated
Securities (4)	July 2005	Indeterminated	8.700%	1,103,388	1,098,365	1,103,388	1,098,365
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	491,265	474,104	491,265	474,104
Total				2,823,604	2,771,423	2,787,970	2,738,011
Short-term				49,755	25,139	47,156	23,210
Long-term				2,773,849	2,746,284	2,740,814	2,714,801
______________________
(1) The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(4) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(5) Subordinated time deposits can be redeemed from December 2007.

(c) Sundry

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006
Payable to merchants – credit card	-	-	3,020,979	2,702,910
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,510,198	1,514,642	1,510,198	1,514,642
Provision for labor and civil litigation
(Note 14 (b.1))	610,914	655,863	919,778	1,043,255
Payable related to insurance companies	-	-	469,643	541,902
Provisions for payroll and administrative
expenses	399,549	353,191	490,455	456,225
Credit to release of real estate financing	21,511	-	21,511	-
Other	168,021	131,829	350,801	459,518
Total	2,710,193	2,655,525	6,783,365	6,718,452
Short-term	683,949	558,212	4,429,726	4,210,410
Long-term	2,026,244	2,097,313	2,353,639	2,508,042
______________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$694.860 thousand (June 30, 2006 – US$700,110 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with beginning maturity in July 2009 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generator Plan” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions established by Unibanco and the employees until October, 2004. After that only the employees contributed for the program.

Presently, a defined contribution pension plan is offered for the employees, which is administered by closed private entity through UBB-Prev – Previdência Complementar (new name of Trevo – Instituto Bandeirantes de Seguridade Social). This new program is sponsored by Unibanco and its employees.

During the quarter ended September 30, 2006, the company sponsor contributions totaled R$6,118 (Nine-month ended September 30, 2006 - R$16,115) in Unibanco and R$7,292 (Nine-month ended September 30, 2006 – R$18,483) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to September 30, 2006, the options activity was as follows:

Issuance					Quantity

Nº	Date	Vesting period until	Exercise period until	Exercise Price per Unit (R$) (IPCA)	Granted	Exercised	Cancelled	Not exercised
1	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	5,093,513	4,378,396	2,904,091
2	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	45,334	-	22,666
3 and 4	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4.200	560,000	241,334	-	318,666
5 to 7	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	166,668	400,000	133,332
8 to 10	1st quarter 2003	03.10.2008	03.09.2009	Up to 4.085	446,000	80,000	206,000	160,000
11 to 15	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5.150	3,464,000	200,000	1,244,000	2,020,000
16	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	1,092,179	1,771,998	3,361,823
17 and 18	4th quarter 2003	12.17.2008	12.16.2009	Up to 5.750	480,000	-	360,000	120,000
19 and 20	1st quarter 2004	02.01.2009	01.31.2010	Up to 6.881	600,000	-	-	600,000
21 to 23	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7.016	1,012,240	-	-	1,012,240
24 to 26	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7.133	1,560,000	-	20,000	1,540,000
27	1st quarter 2005	02.01.2010	01.31.2011	Up to 8.385	8,440,000	-	950,000	7,490,000
28	2nd quarter 2005	05.03.2010	05.02.2011	Up to 9.822	50,000	-	50,000	-
29	3rd quarter 2005	09.19.2010	09.18.2011	Up to 10.637	120,000	-	-	120,000
30 to 33	3rd quarter 2006	08.30.2011	08.29.2012	Up to 15.543	630,000	-	-	630,000
General Position					36,732,240	6,919,028	9,380,394	20,432,818

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) proposed at June 29, 2006.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

		September 30, 2006		June 30, 2006

	Outstanding shares	Treasury stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	1,511,316,336
Preferred	1,287,995,112	8,444,360	1,296,439,472	1,296,439,472
Total	2,799,311,448	8,444,360	2,807,755,808	2,807,755,808

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

On September 30, 2006, the fair value of Units is R$5.450842. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

At the Extraordinary Shareholders Meeting realized on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date of July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the third quarter of 2006, R$209,969 of interest on own capital was provisioned, calculated in accordance with article 9º of Law no. 9.249/95 with tax benefit of R$71,389. The amount will be computed for purposes of the minimum mandatory dividend of the year, net of applicable tax.

In July 2006, the Board of Directors approved the payment of interest on capital to the shareholders previously accrued, in the amount of R$360,000 comprising R$113,615 related to the quarter ended June 30, 2006 and a complement to the interest on capital related to the six-months ended on June 30, 2006 in the amount of R$246,385, amounting to R$0.1230 (R$0.1046 net of applicable tax) per common share and R$0.1353 (R$0.1150 net of applicable tax) per preferred share. The payment was realized on July 31, 2006.

The Units had interest on capital of R$0.2408 (R$0.2047 net of applicable tax) being R$0.1055 (R$0.0897 net of applicable tax) from Unibanco Holdings and R$0.1353 (R$0.1150 net of applicable tax) from Unibanco. The GDS had interest on capital of R$2.4084 (R$2.0471 net of applicable tax).

In October 2006, the Board of Directors approved the payment of interest on capital to the shareholders previously accrued, in the amount of R$113,681 comprising to the interest on capital related to the third quarter of 2006, amounting to R$0.0388 (R$0.0330 net of applicable tax) per common share and R$0.0427 (R$0.0363 net of applicable tax) per preferred share. The payment was realized on October 31, 2006.

The Units had interest on capital of R$0.0765 (R$0.0650 net of applicable tax) being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDS had interest on capital of R$0.7647 (R$0.6500 net of applicable tax).

As Company announcement in October 26th, 2006, the distribution of total amount of interest on the capital stock/dividends was not affected by the effect of the goodwill amortization acceleration, mentioned in Note 25 (c).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	September 30, 2006	June 30, 2006
Legal reserve	536,452	536,452
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit
of 100% of capital stock	1,006,120	1,131,975
ii) Special dividends reserve	63,898	63,898
Total	1,606,470	1,732,325

(e) Treasury stock

During the quarter ended September 30, 2006, as per the Shares – Performance buy back program (Note 16 (b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program, the following changes in treasury stock occurred:

	Quarter ended September 30, 2006		Nine-month ended September 30, 2006

	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning
of the period	9,960,856	53,172	11,265,874	50,828
Conversion of own stocks	(758,248)	(4,152)	(1,410,757)	(7,043)
Sale of own stocks	(1,375,216)	(6,919)	(2,736,960)	(13,589)
Repurchase	616,968	4,706	1,326,203	16,611
Balance at the end of the
period	8,444,360	46,807	8,444,360	46,807

The average cost was R$15.92 per repurchased Units, and the minimum and maximum price of share were R$13.61 and R$16.29, respectively.

(f) Changes in stockholders’ equity

	Quarter ended	Nine-month ended
	September 30, 2006	September 30, 2006
Balance at the beginning of the period	9,815,894	9,323,633
Prior year adjustments	(12,760)	(103,276)
Conversion, sale of own stocks	6,365	4,021
Revenue reserves realization	(9,243)	(19,485)
Capital reserves realization	-	(102)
Fair value adjustments - marketable securities and derivatives, net of
applicable tax	(86,404)	(142,420)
Revaluation reserve	(21)	(91)
Net income for the period	106,117	1,174,472
Interest on own capital proposed	(209,969)	(626,773)
Balance at the end of the period	9,609,979	9,609,979

(g) Prior year adjustments

This amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489 of 2005.

18. Other Operating Income and Expenses

(a) Other operating income

	Unibanco

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2005	2005
Dividends/retained earnings received from
other investments, principally consortium	82,905	97,905	3,603	14,811
Monetary correction of income receivable	23	3,614	450	513
Other	7,062	65,607	14,235	128,652
Total	89,990	167,126	18,288	143,976

	Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2005	2005
Dividends/retained earnings received from
other investments, principally consortium	90,059	126,897	17,418	68,575
Monetary correction of income receivable	23	3,614	450	513
Other	9,087	72,946	38,622	66,988
Total	99,169	203,457	56,490	136,076

(b) Other operating expenses

	Unibanco

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2005	2005
Provision for labor and civil litigations	164,186	357,271	47,469	165,355
Expense related to checks and billing, net	52,802	142,939	46,892	116,374
Foreign branches’ and subsidiary companies’
exchange loss	(16,741)	49,152	38,046	219,298
Amortization of goodwill on subsidiaries
acquired	28,788	56,800	13,362	38,247
Other	47,788	142,098	63,067	71,423
Total	276,823	748,260	208,836	610,697

	Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2005	2005
Provision for labor and civil litigations	243,077	389,107	113,015	331,612
Expense related to checks and billing, net	60,451	166,630	58,500	148,779
Foreign branches’ and subsidiary companies’
exchange loss	(16,698)	49,152	41,546	190,953
Amortization of goodwill on subsidiaries
acquired	33,370	98,327	28,545	80,101
Other	166,814	387,314	66,503	209,850
Total	487,014	1,090,530	308,109	961,295

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	June 30,			September 30,
	2006	Constitution	Realization	2006
Allowance for credit losses	381,987	105,230	77,872	409,345
Other provisions not currently deductible (1)	594,677	156,693	189,053	562,317
Tax loss and negative basis of social
contribution carry-forwards	101,380	12,429	-	113,809
Social contribution carry-forwards
(Provisional Measure 2158-35)	256,473	1,410	-	257,883
Subtotal	1,334,517	275,762	266,925	1,343,354
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	14,081	46,190	-	60,271
Net deferred tax assets	1,348,598	321,952	266,925	1,403,625
Deferred tax assets	1,348,598			1,403,625

				Unibanco

	December 31,			September 30,
	2005	Constitution	Realization	2006
Allowance for credit losses	356,678	305,423	252,756	409,345
Other provisions not currently deductible (1)	460,421	572,635	470,739	562,317
Tax loss and negative basis of social
contribution carry-forwards	210,115	-	96,306	113,809
Social contribution carry-forwards
(Provisional Measure 2158-35)	277,620	-	19,737	257,883
Subtotal	1,304,834	878,058	839,538	1,343,354
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	(11,223)	71,494	-	60,271
Net deferred tax assets	1,293,611	949,552	839,538	1,403,625
Deferred tax assets	1,293,611			1,403,625
___________________
(1) Includes the amount of R$48,186 resulting from the requirements of Deliberation CVM nº 489 of October 2005, (see Note 16 (g)).

				Unibanco Consolidated

				Balance of
	June 30,			acquired	September 30,
	2006	Constitution	Realization	companies	2006

Allowance for credit losses	613,764	135,722	104,997	-	644,489
Other provisions not currently
deductible (1)	1,115,686	278,664	310,390	-	1,083,960
Tax loss and negative basis of social
contribution carry-forwards	579,107	28,701	-	-	607,808
Social contribution carry-forwards
(Provisional Measure 2158-35)	453,085	1,410	-	-	454,495
Subtotal	2,761,642	444,497	415,387	-	2,790,752
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	24,097	42,788	(29)	-	66,914
Deferred tax obligations	(87,135)	(6,081)	(2,665)	-	(90,551)
Net deferred tax assets	2,698,604	481,204	412,693	-	2,767,115
Deferred tax assets	2,785,739				2,857,666
Deferred tax liabilities	87,135				90,551

			Unibanco Consolidated

				Balance of
	December 31,			acquired	September 30,
	2005	Constitution	Realization	companies	2006
Allowance for credit losses	565,002	432,457	352,527	(443)	644,489
Other provisions not currently
deductible (1)	976,185	810,389	703,130	516	1,083,960
Tax loss and negative basis of social
contribution carry-forwards	621,278	111,588	125,058	-	607,808
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	21,553	-	454,495
Subtotal	2,638,513	1,354,434	1,202,268	73	2,790,752
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	(9,670)	76,565	(30)	(11)	66,914
Deferred tax obligations	(55,403)	(37,902)	(2,754)	-	(90,551)
Net deferred tax assets	2,573,440	1,393,097	1,199,484	62	2,767,115
Deferred tax assets	2,628,843				2,857,666
Deferred tax liabilities	55,403				90,551
____________________
(1) Includes the amount of R$6,146 resulting from the requirements of Deliberation CVM nº 489 of October 2005, (see Note 17 (g)).

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On September 30, 2006, the expected realization of deferred taxes is as follows:

		Unibanco			Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2158-35)	Other	Total	Measure 2158-35)	Other	Total
2006	21,032	122,806	143,838	44,817	277,832	322,649
2007	16,139	828,671	844,810	39,518	1,396,511	1,436,029
2008	29,805	91,452	121,257	59,515	329,472	388,987
2009	46,779	42,542	89,321	85,404	195,128	280,532
2010	63,531	-	63,531	92,687	115,167	207,854
2011	80,597	-	80,597	111,097	21,692	132,789
2012 a 2016	-	-	-	21,457	455	21,912
Total	257,883	1,085,471	1,343,354	454,495	2,336,257	2,790,752

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,165,721 in Unibanco and R$2,398,459 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

			Unibanco

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2005	2005
Income before income tax and social
contribution, net of profit sharing	84,436	1,295,153	569,033	1,668,336
Income tax and social contribution expenses
at a rate of 25% and 9%	(28,708)	(440,352)	(193,471)	(567,234)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	38,451	192,455	74,735	143,586
Interest on capital paid , net	66,431	193,519	46,185	149,020
Permanent differences (net)	(54,493)	(66,303)	(21,674)	(64,676)
Income tax and social contribution for the period	21,681	(120,681)	(94,225)	(339,304)

			Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2005	2005
Income before income tax and social
contribution, net of profit sharing	118,620	1,597,426	683,128	1,902,827
Income tax and social contribution expenses
at a rate of 25% and 9%	(40,330)	(543,124)	(232,263)	(646,961)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	10,100	(377)	(9,310)	(55,047)
Interest on capital paid , net	70,531	206,848	67,709	189,919
Permanent differences (net)	(23,696)	47,445	3,335	47,849
Income tax and social contribution for the period	16,605	(289,208)	(170,529)	(464,240)

20. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
	2006	2006	2006	2006
Co-obligation and risks for guarantees
provided	9,568,022	9,615,130	9,581,321	9,503,373
Assets under management (mainly mutual
investment funds)	42,629,807	41,235,741	42,475,478	41,081,025
Lease commitments	17,693	24,548	18,017	24,880

21. Related-Party Transactions (Unibanco)

	September 30,	June 30,
	2006	2006
Assets
Cash and due from banks	85	85
Interbank investments	7,246,644	5,980,776
Marketable securities and derivative financial instruments (a)	8,340,480	6,063,776
Interbank accounts	2,430	1,317
Lending operations	137,539	142,346
Other credits
. Income receivable
Dividends and interest on capital	60,158	122,620
. Sundry	11,378	4,430

Liabilities
Deposits	9,550,972	7,906,139
Securities sold under repurchase agreements	4,460,664	1,300,789
Resources from securities issued
. Securities abroad	2,536,806	120,197
Interbank accounts	41,879	22,217
Borrowings	159,560	169,365
Derivative financial instruments	24,532	63,017
Other liabilities
Social and statutory	231,809	378,905
Subordinated debt	35,635	33,412
Sundry	27,419	24,663
____________________
(a) Include marketable securities issued by Dibens Leasing S.A. - Arrendamento Mercantil in the amount of R$8,020,931 (June 30, 2006 - R$5,724,682).

	Quarter	Nine-month	Quarter	Nine-month
	ended September	ended September	ended September	ended September
	30, 2006	30, 2006	30, 2005	30, 2005
Revenues
Lending operations	2,967	8,980	1,558	5,618
Marketable securities	467,525	1,343,401	386,449	967,525
Derivative financial instruments	9,894	29,109	(16,604)	19,371
Services rendered	72,727	214,783	64,622	184,174
Other operating income	-	1,833	-	2,869

Expenses
Deposits and securities sold	371,298	903,440	176,986	395,707
Borrowings and onlendings	3,622	10,784	1,783	6,196
Other administrative expenses	11,635	34,473	10,520	31,462
Other operating expenses	2,640	8,928	10,451	14,167

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit is intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

The management of these risks in Unibanco is carried out by an independent internal structure of Risk Management.

(d) Financial instruments recorded in the quarterly information and their to fair values are as follows:

				Unibanco

	September 30, 2006			June 30, 2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	10,629,947	10,714,285	9,792,325	9,845,944
Marketable securities	24,122,274	24,279,882	18,814,735	18,932,074
Lending operations	28,334,465	28,440,819	27,435,725	27,483,210
Derivatives, net	78,097	78,097	233,759	233,759

Liabilities
Interbank deposits	8,439,305	8,439,346	5,597,702	5,597,789
Time deposits	27,086,074	27,091,925	30,439,583	30,440,463
Mortgage notes	798,519	799,841	690,158	693,195
Resources from securities issued
abroad	3,746,276	3,747,162	1,036,664	1,053,523
Subordinated debt (Note 15(b))	2,823,604	2,881,721	2,771,423	2,753,883
Other liabilities (Note 15(c))	1,510,198	1,484,389	1,514,642	1,466,968
Treasury stocks	46,807	67,673	53,172	141,992

			Unibanco Consolidated

	September 30, 2006			June 30, 2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,302,105	4,358,660	4,889,463	4,922,093
Marketable securities	23,776,820	23,954,088	20,723,525	20,861,199
Lending operations	34,731,415	34,858,874	33,828,612	33,893,686
Derivatives, net	107,164	107,164	293,288	293,288

Liabilities
Interbank deposits	38,141	38,141	90,065	90,065
Time deposits	26,705,910	26,711,761	29,095,184	29,096,064
Mortgage notes	823,759	825,081	719,141	722,179
Resources from securities issued
abroad	1,209,471	1,207,058	916,467	937,301
Subordinated debt (Note 15(b))	2,787,970	2,845,416	2,738,011	2,720,194
Other liabilities (Note 15(c))	1,510,198	1,484,389	1,514,642	1,466,968
Treasury stocks	46,807	67,673	53,172	141,992

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at September 29, 2006 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

				Unibanco

	September 30, 2006			June 30, 2006

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(7,839,189)	(7,839,189)	(14,038,292)	(14,038,292)
Currencies	(2,224,960)	(2,224,960)	(1,450,744)	(1,450,744)
Interbank interest rate	(4,636,881)	(4,636,881)	(11,916,354)	(11,916,354)
Exchange coupon	(986,129)	(986,129)	(671,194)	(671,194)
Index	8,781	8,781	-	-
Forward contracts	896,826	883,090	656,428	639,628
Currencies	2,729,519	2,684,816	2,572,852	2,517,547
Fixed interest rate	(1,835,286)	(1,804,319)	(1,916,424)	(1,877,919)
Interbank interest rate	2,593	2,593	-	-
Swap contracts	327,480	279,392	231,808	335,796
Currencies	(3,820,235)	(3,821,009)	(3,254,399)	(3,258,308)
Interbank interest rate	1,987,961	2,035,850	1,702,948	1,623,981
Fixed interest rate	307,500	227,497	407,746	465,645
Other	1,852,254	1,837,054	1,375,513	1,504,478
Swap contracts with
daily reset	(715,943)	(715,943)	(739,660)	(739,660)
Currencies	(715,943)	(715,943)	(739,660)	(739,660)
Third curve swap
contracts	21,157	32,499	27,792	43,548
Currencies	(354,941)	(353,644)	(722,651)	(719,352)
Interbank interest rate	558,638	567,268	565,110	576,501
Fixed interest rate	(182,540)	(181,125)	185,333	186,399
Option contracts
Purchased options	235,603	133,623	582,346	471,294
Purchase	212,346	89,224	322,257	206,748
Currencies	59,365	42,674	129,801	59,034
Interbank interest rate	152,981	41,213	192,456	147,714
Stocks	-	5,337	-	-
Sale	23,257	44,399	260,089	264,546
Currencies	6,765	3,134	253,407	255,646
Interbank interest rate	16,492	40,217	6,682	8,900
Stocks	-	1,048	-	-
Sale option	379,723	268,863	549,348	480,997
Purchase	278,803	97,121	386,264	251,547
Currencies	133,816	61,210	208,322	109,884
Interbank interest rate	144,987	32,036	177,942	141,663
Stocks	-	3,875	-	-
Sale	100,920	171,742	163,084	229,450
Currencies	65,657	59,387	136,743	175,301
Interbank interest rate	35,263	112,070	26,341	54,149
Stocks	-	285	-	-

			Unibanco Consolidated

	September 30, 2006			June 30, 2006

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(7,839,189)	(7,839,189)	(11,688,736)	(11,688,736)
Currencies	(2,224,960)	(2,224,960)	(1,454,346)	(1,454,346)
Interbank interest rate	(4,636,881)	(4,636,881)	(9,563,196)	(9,563,196)
Exchange coupon	(986,129)	(986,129)	(671,194)	(671,194)
Index	8,781	8,781	-	-
Forward contracts	866,615	853,217	627,208	612,333
Currencies	2,963,157	2,914,766	2,527,902	2,474,898
Fixed interest rate	(2,099,135)	(2,064,142)	(1,900,694)	(1,862,565)
Interbank interest rate	2,593	2,593	-	-
Swap contracts	374,944	293,245	277,935	377,535
Currencies	(3,876,058)	(3,876,830)	(3,324,798)	(3,328,160)
Interbank interest rate	2,332,321	2,380,209	2,271,145	2,192,144
Fixed interest rate	64,013	(20,650)	87,275	140,266
Other	1,854,668	1,810,516	1,244,313	1,373,285
daily reset	(715,943)	(715,943)	(739,660)	(739,660)
Currencies	(715,943)	(715,943)	(739,660)	(739,660)
Third curve swap
contracts	21,157	32,499	27,792	43,548
Currencies	(354,941)	(353,644)	(722,651)	(719,352)
Interbank interest rate	558,638	567,268	565,110	576,501
Fixed interest rate	(182,540)	(181,125)	185,333	186,399
Option contracts
Purchased options	235,603	133,623	582,346	471,294
Purchase	212,346	89,224	322,257	206,748
Currencies	59,365	42,674	129,801	59,034
Interbank interest rate	152,981	41,213	192,456	147,714
Stocks	-	5,337	-	-
Sale	23,257	44,399	260,089	264,546
Currencies	6,765	3,134	253,407	255,646
Interbank interest rate	16,492	40,217	6,682	8,900
Stocks	-	1,048	-	-
Sale option	379,723	268,863	549,348	480,997
Purchase	278,803	97,121	386,264	251,547
Currencies	133,816	61,210	208,322	109,884
Interbank interest rate	144,987	32,036	177,942	141,663
Stocks	-	3,875	-	-
Sale	100,920	171,742	163,084	229,450
Currencies	65,657	59,387	136,743	175,301
Interbank interest rate	35,263	112,070	26,341	54,149
Stocks	-	285	-	-

____________________
(1) Include the net balance of short position (long position).
(2) For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$66.380.581 (June 30, 2006 – R$64,405,154) with respect to purchase commitments and R$57.819.200 (June 30, 2006 – R$60,249,045) with respect to sale commitments.

On September 30, 2006, there were future transactions of R$9,068,711 (June 30, 2006 - R$10,108,048) in Unibanco and R$9,068,711 (June 30, 2006 - R$10,108,048) in Unibanco Consolidated, swap contracts in the amount of R$1,327,498 (June 30, 2006 - R$1,269,260) in Unibanco and R$1,327,498 (June 30, 2006 - R$1,269,260) in Unibanco Consolidated and forward transactions in the amount of R$150,744 (June 30, 2006 – R$149,742) in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net loss of applicable taxes and minority interest, during the quarter, in the amount of R$48,630 (June 30, 2006 – R$103) in Unibanco and R$48,630 (June 30, 2006 - R$103) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of September 30, 2006, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

							Unibanco

		September 30, 2006				June 30, 2006

		CETIP/				CETIP/
		Over the				Over the
Exposure at fair value	BM&F	counter	BOVESPA	Total	BM&F	counter	Total
Future contracts	(7,839,189)	-	-	(7,839,189)	(14,038,292)	-	(14,038,292)
Forward contracts	-	883,090	-	883,090	-	639,628	639,628
Swap contracts	(11,940)	291,332	-	279,392	7,011	328,785	335,796
Swap contracts with daily
reset	(715,943)	-	-	(715,943)	(739,660)	-	(739,660)
Third curve swap contracts	-	32,499	-	32,499	-	43,548	43,548
Option contracts
Purchased option	126,778	459	6,386	133,623	470,621	673	471,294
Sale option	263,246	1,456	4,161	268,863	478,436	2,561	480,997

		Unibanco Consolidated

		September 30, 2006				June 30, 2006

		CETIP/				CETIP/
		Over the				Over the
Exposure at fair value	BM&F	counter	BOVESPA	Total	BM&F	counter	Total
Future contracts	(7,839,189)	-	-	(7,839,189)	(11,688,736)	-	(11,688,736)
Forward contracts	-	853,217	-	853,217	-	612,333	612,333
Swap contracts	(7,271)	300,516	-	293,245	25,822	351,713	377,535
Swap contracts with daily
reset	(715,943)	-	-	(715,943)	(739,660)	-	(739,660)
Third curve swap contracts	-	32,499	-	32,499	-	43,548	43,548
Option contracts
Purchased option	126,778	459	6,386	133,623	470,621	673	471,294
Sale option	263,246	1,456	4,161	268,863	478,436	2,561	480,997
____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$71,622 (June 30, 2006 - R$121,783) in Unibanco and R$177,052 (June 30, 2006 - R$259,269) in Unibanco Consolidated and are comprised by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Unibanco	Unibanco Consolidated

	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Assets
Less than 3 months	293,104	389,019	335,006	399,997
Between 3 months and 1 year	648,015	718,530	647,082	723,485
Between 1 and 3 years	247,385	231,585	246,801	230,346
More than 3 years	146,997	103,008	150,412	105,545
Total	1,335,501	1,442,142	1,379,301	1,459,373

Liabilities
Less than 3 months	293,288	424,546	308,000	391,869
Between 3 months and 1 year	759,520	611,189	759,541	601,568
Between 1 and 3 years	126,921	154,594	126,921	154,594
More than 3 years	77,675	18,054	77,675	18,054
Total	1,257,404	1,208,383	1,272,137	1,166,085

		Unibanco	Unibanco Consolidated

	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Assets
Forward contracts	495,348	176,337	538,383	201,577
Swap contracts	671,015	750,004	671,780	741,995
Third curve swap contracts	35,515	44,507	35,515	44,507
Option contracts – premiums
paid	133,623	471,294	133,623	471,294
Total	1,335,501	1,442,142	1,379,301	1,459,373

Liabilities
Forward contracts	593,902	312,219	621,723	319,669
Swap contracts	391,623	414,208	378,535	364,460
Third curve swap contracts	3,016	959	3,016	959
Option contracts – premiums
received	268,863	480,997	268,863	480,997
Total	1,257,404	1,208,383	1,272,137	1,166,085

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Unibanco

				September 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	205,139	(5,038,995)	(3,373,268)	367,935	(7,839,189)
Forward contracts	743,330	107,911	13,174	18,675	883,090
Swap contracts	53,738	6,143	150,100	69,411	279,392
Swap contracts with daily reset	(259,965)	(126,575)	(329,403)	-	(715,943)
Third curve swap contracts	9,865	22,487	147	-	32,499
Option contracts
Purchased option	17,799	89,484	26,340	-	133,623
Sale option	52,272	185,062	31,529	-	268,863

					Unibanco

				June 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	2,649,461	(19,597,010)	2,678,985	230,272	(14,038,292)
Forward contracts	371,165	242,783	7,789	17,891	639,628
Swap contracts	17,440	83,956	148,696	85,704	335,796
Swap contracts with daily reset	(182,403)	(380,980)	(176,277)	-	(739,660)
Third curve swap contracts	13,154	30,394	-	-	43,548
Option contracts
Purchased option	147,903	262,607	60,784	-	471,294
Sale option	171,571	203,247	106,179	-	480,997

				Unibanco Consolidated

				September 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	205,139	(5,038,995)	(3,373,268)	367,935	(7,839,189)
Forward contracts	710,851	110,517	13,174	18,675	853,217
Swap contracts	68,321	2,584	149,516	72,824	293,245
Swap contracts with daily reset	(259,965)	(126,575)	(329,403)	-	(715,943)
Third curve swap contracts	9,865	22,487	147	-	32,499
Option contracts
Purchased option	17,799	89,484	26,340	-	133,623
Sale option	52,272	185,062	31,529	-	268,863

				Unibanco Consolidated

				June 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	2,869,166	(18,925,648)	4,044,970	322,776	(11,688,736)
Forward contracts	386,451	200,202	7,789	17,891	612,333
Swap contracts	45,811	96,026	147,457	88,241	377,535
Swap contracts with daily reset	(182,403)	(380,980)	(176,277)	-	(739,660)
Third curve swap contracts	13,154	30,394	-	-	43,548
Option contracts
Purchased option	147,903	262,607	60,784	-	471,294
Sale option	171,571	203,247	106,179	-	480,997

23. Statements of Cash Flows

		Unibanco

	Quarter	Nine-month
	ended September	ended September
	30, 2006	30, 2006
Operating activities
Net income	106,117	1,174,472
Provision for credit losses	110,437	259,479
Deferred taxes	(7,426)	(106,442)
Provision of foreclosed assets	3,338	6,730
Gain (loss) on sale of foreclosed assets and fixed assets	4,141	10,729
Amortization of goodwill on subsidiaries acquired	325,718	353,730
Equity in results of subsidiary and associated companies	(133,070)	(760,208)
Exchange loss (gain) on foreign investments	(14,421)	10,144
Depreciation and amortization	51,838	159,972
Changes in assets and liabilities
Decrease (increase) in interbank investments	420,544	(2,436,009)
Decrease (increase) in marketable securities and derivative financial instruments	(5,299,680)	(7,252,466)
Decrease (increase) in Central Bank compulsory deposits	42,104	317
Net change in interbank and interdepartmental accounts	227,858	22,129
Decrease (increase) in lending operations	(1,035,331)	(3,578,981)
Net change in foreign exchange portfolio	217,701	378,684
Decrease (increase) in other credits and other assets	(352,074)	183,772
Increase (decrease) in other liabilities	430,777	904,825
Increase (decrease) in deferred income	(1,452)	9,300
Net cash (used in) provided by operating activities	(4,902,881)	(10,659,823)

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	43,641	341,740
Proceeds from sale of foreclosed assets companies	12,280	30,963
Purchase from sale capital decrease in subsidiary and associated companies	(2,021,409)	(3,716,388)
Proceeds from sale capital decrease in subsidiary and associated companies	(85,509)	(85,509)
Proceeds from sale of other investments	113,625	170,325
Purchase of fixed assets	-	2,400
Proceeds from sale of fixed assets	(14,875)	(45,433)
Investment in deferred charges	-	291
Net cash used in investing activities	(45,867)	(164,029)
	(1,998,114)	(3,465,640)

Financing activities
Increase (decrease) in deposits	(350,374)	4,175,325
Increase (decrease) in securities sold under repurchase agreements	4,695,950	8,597,389
Increase (decrease) in resources from securities issued	2,987,995	2,986,327
Increase (decrease) in borrowings and onlendings	22,729	(588,474)
Decrease, net in treasury stock	(2,878)	(15,990)
Dividends paid	(360,000)	(753,555)
Net cash (used in) provided by financing activities	6,993,422	14,401,022

Net increase in cash and due from banks	92,427	275,559

Cash and due from banks at the beginning of the period	1,209,411	1,026,279
Cash and due from banks at the end of the period	1,301,838	1,301,838
Net increase in cash and due from banks	92,427	275,559

	Unibanco Consolidated

	Quarter	Nine-month
	ended September	ended September
	30, 2006	30, 2006
Operating activities
Net income	106,117	1,174,472
Provision for credit losses	189,145	471,564
Technical provisions for insurance, annuityproducts and retirement plans	248,578	1,016,599
Deferred taxes	(28,162)	(166,340)
Provision of foreclosed assets	1,671	5,105
Loss on sale of foreclosed assets and fixed assets	3,791	12,108
Amortization of goodwill on subsidiaries acquired	497,163	562,120
Depreciation and amortization	(12,991)	(48,044)
Minority interest	98,786	291,158
Changes in assets and liabilities	29,107	133,745
Decrease (increase) in interbank investments	1,821,862	183,026
Decrease (increase) in marketable securities and derivative financial instruments	(3,078,020)	(4,746,790)
Decrease (increase) in Central Bank compulsory deposits	44,175	(3,394)
Net change in interbank and interdepartmental accounts	218,118	41,160
Decrease (increase) in lending operations	(1,128,913)	(3,645,657)
Decrease (increase) in leasing operations	(306,997)	(613,284)
Net change in foreign exchange portfolio	217,701	378,684
Decrease (increase) in other credits and otherassets	(620,025)	(146,088)
Increase (decrease) in other liabilities	379,369	500,751
Increase (decrease) in deferred income	(7,927)	(32,691)
Net cash provided by operating activities	(1,327,452)	(4,631,796)

Investing activities
Dividends and interest on capital receivedfrom subsidiary and associated companies	290	30,771
Proceeds from sale of foreclosed assets	24,802	62,575
Purchase/capital increase in investments in subsidiary and associated companies	-	(23,676)
Goodwill on acquisition of subsidiary companies	(105,510)	(349,520)
Proceeds from sale on capital decrease in subsidiary and associated companies	3,289	35,194
Purchase of other investments	(4,938)	(9,317)
Proceeds from sale of other investments	-	24,695
Purchase of fixed assets	(39,455)	(108,229)
Proceeds from sale of fixed assets	29	2,950
Deferred charges	(37,502)	(345,946)
Minority interest	8,464	(130,005)
Net cash used in investing activities	(150,531)	(810,508)

Financing activities
Increase (decrease) in deposits	(2,005,851)	1,271,400
Increase (decrease) in securities sold under repurchase agreements	2,608,339	4,382,146
Increase (decrease) in resources from securities issued	1,301,275	1,369,001
Increase (decrease) in borrowings and onlendings	26,651	(517,831)
Decrease, net in treasury stock	(2,878)	(15,990)
Dividends paid	(360,000)	(753,555)
Net cash (used in) provided by financing activities	1,567,536	5,735,171

Net increase in cash and due from banks	89,553	292,867

Cash and due from banks at the beginning of the period	1,357,044	1,153,730
Cash and due from banks at the end of the period	1,446,597	1,446,597
Net increase in cash and due from banks	89,553	292,867

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	September 30,	June 30,
Combined balance sheet	2006	2006
Assets
Current and long-term assets	14,933,931	14,660,156
Cash and due from banks	291,152	169,713
Interbank investments	1,262,581	2,031,443
Marketable securities	9,639,133	9,082,521
Interbank accounts	173,718	174,823
Lending and leasing operations	3,095,162	3,055,706
Other credits and other assets	472,185	145,950
Permanent assets	302,672	325,942
Total	15,236,603	14,986,098

Liabilities
Current and long-term liabilities	11,714,678	11,716,824
Deposits	2,560,583	2,691,440
Securities sold under repurchase agreements	2,648,975	2,872,050
Resources from securities issued	1,161,264	852,454
Interbank accounts	35,704	35,916
Borrowings and onlending	1,571,576	1,577,226
Derivative financial instruments	103,863	104,316
Other liabilities	3,632,713	3,583,422
Deferred income	7,341	6,335
Minority interest	3	3
Stockholders’ equity	3,514,581	3,262,936
Total	15,236,603	14,986,098

Combined statement of income	Quarter	Nine-month	Quarter	Nine-month
	ended September	ended September	ended September	ended September
	30, 2006	30, 2006	30, 2005	30, 2005
Revenue from financial intermediation	374,709	1,046,092	261,181	607,105
Expenses on financial intermediation	(184,913)	(561,606)	(182,981)	(413,425)
Reversal of provision for credit losses	(806)	(4,801)	10,337	80,728
Services rendered	19,480	57,651	35,249	58,657
Salaries, benefits, training and social security and other administrative expenses	(21,587)	(52,190)	(13,377)	(44,989)
Financial transaction and other taxes	(996)	(2,772)	(2,339)	(6,474)
Other operating income (expenses)	(26)	2,836	(7,007)	23,997
Accelerated amortization of goodwill (Note 25 (c))	(25,555)	(25,555)	-	-
Non-operating income, net	(1,686)	(5,105)	(72)	784
Income tax and social contribution	(2,632)	(6,832)	-	-
Minority interest	(1)	(2)	-	-
Net income for the period	155,987	447,716	100,991	306,383

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

	September 30,	June 30,
Combined balance sheet	2006	2006
Assets
Current and long-term assets	9,835,494	9,746,505
Cash and due from banks	15,673	20,818
Marketable securities	8,180,897	8,008,968
Insurance credits and re-insurance	1,054,177	1,387,224
Other credits and other assets	584,747	329,495
Permanent assets	382,200	389,264
Total	10,217,694	10,135,769

Liabilities
Current and long-term liabilities	8,751,439	8,725,882
Technical provisions for insurance	1,785,851	1,683,444
Technical provisions for retirement plans	6,026,731	5,864,122
Insurance and re-insurance debts	420,311	488,613
Other liabilities	518,546	689,703
Deferred income	10,640	18,358
Stockholders’ equity	1,455,615	1,391,529
Total	10,217,694	10,135,769

Combined statement of income	Quarter	Nine-month	Quarter	Nine-month
	ended September	ended September	ended September	ended September
	30, 2006	30, 2006	30, 2005	30, 2005
Retained premiums	751,890	2,296,146	776,321	2,466,661
Provision for credit losses	-	-	(1,560)	(1,034)
Changes in technical reserves of insurance	(220,849)	(815,407)	(217,509)	(745,556)
Net claims incurred	(257,102)	(767,448)	(217,009)	(679,817)
Acquisition costs and other	(131,776)	(335,643)	(92,589)	(221,501)
Retained contributions income	101,743	506,785	-	-
Changes in technical reserves of private
retirement plan	29,064	(30,705)	(161,962)	(517,965)
Benefts and redemptions expenses	(132,150)	(478,924)	-	-
Other operating income	61,181	189,836	19,706	53,239
Other operating expenses	(48,180)	(148,393)	(42,667)	(168,462)
Salaries, benefits, training and social security	(42,600)	(105,633)	(21,403)	(93,363)
Administrative expenses	(43,185)	(116,430)	(48,491)	(112,914)
Financial transaction and other taxes	(11,916)	(28,068)	(27,673)	(77,323)
Financial income	232,438	765,344	238,125	699,926
Financial expenses	(185,937)	(582,305)	(148,945)	(440,683)
Services rendered	-	-	39,890	127,266
Accelerated amortization of goodwill (Note 25 (c))	(8,330)	(8,330)	-	-
Non-operating income net	(17,394)	(14,695)	3,675	15,758
Income tax and social contribution	(13,107)	(58,300)	(18,630)	(58,411)
Profit sharing	(5,981)	(15,480)	(4,850)	(16,677)
Minority interest	-	(1,179)	(256)	(1,041)
Net income for the period	57,809	251,171	74,173	228,103

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Banco Múltiplo S.A. (61.414%) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

	September 30,	June 30,
Combined balance sheet	2006	2006
Assets
Current and long-term assets	6,335,016	5,476,465
Cash and due from banks	2,640	9,386
Interbank investments	684,856	3,840
Marketable securities	75,660	71,441
Interbank and interdepartmental accounts	17,333	12,040
Lending operations	2,381,079	2,364,683
Deferred tax and prepaid taxes	622,974	609,047
Other credits and other assets	2,550,474	2,406,028
Permanent assets	527,333	708,875
Total	6,862,349	6,185,340

Liabilities
Current and long-term liabilities	5,349,547	4,615,617
Deposits	1,930,649	1,320,000
Borrowings and onlendings	146,534	149,432
Resources from securities issued	219,643	222,923
Interbank and interdepartmental accounts	333	600
Derivative financial instruments	888	-
Taxes, social securities and provision for litigation	422,868	456,814
Other liabilities	2,628,632	2,465,848
Minority interest	311,441	330,098
Stockholders’ equity	1,201,361	1,239,625
Total	6,862,349	6,185,340

Combined statement of income	Quarter	Nine-month	Quarter	Nine-month
	ended September	ended September	ended September	ended September
	30, 2006	30, 2006	30, 2005	30, 2005
Revenue from financial intermediation	514,563	1,330,995	336,865	905,489
Expenses on financial intermediation	(59,462)	(151,100)	(54,532)	(143,816)
Provision for credit losses	(144,411)	(419,321)	(85,166)	(215,987)
Services rendered	132,191	488,301	175,963	449,686
Salaries, benefits, training and social security
and other administrative expenses	(185,186)	(480,587)	(148,578)	(392,780)
Acquisition costs and other	(61,689)	(183,462)	(61,277)	(161,090)
Financial transaction and other taxes	(11,166)	(59,243)	(6,926)	(123,955)
Other operating income (expenses)	(143,015)	(186,910)	(57,760)	(372,392)
Accelerated amortization of goodwill (Note 25 (c))	(122,142)	(122,142)	-	-
Non-operating income, net	4,393	12,809	(451)	1,351
Income tax and social contribution	33,197	(65,524)	(33,309)	25,393
Profit sharing	(6,078)	(11,271)	(2,922)	(6,994)
Minority interest	18,656	900	-	(8,778)
Net income for the period (1)	(30,149)	153,445	61,907	(43,873)
________________________
(1) In June of 2005, considers provision adjustment for assumed risk related to contingencies before acquisition of Banco Bandeirantes that had been indemnified. In 2006, include accelerated amortization of goodwill.

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Único Distribuidora de Títulos e Valores Mobiliários Ltda. (50%):

	September 30,	June 30,
Combined balance sheet	2006	2006
Assets
Current and long-term assets	5,322,005	4,492,653
Cash and due from banks	5,544	4,754
Interbank investments	1,429,989	647,880
Marketable securities	83,783	314,361
Interbank and interdepartmental accounts	41,087	35,113
Lending operations	2,087,358	2,082,778
Other credits and other assets	1,674,244	1,407,767
Permanent assets	149,035	435,472
Total	5,471,040	4,928,125

Liabilities
Current and long-term liabilities	3,215,187	4,068,790
Deposits	2,240,693	3,074,670
Interbank and interdepartmental accounts	38,161	35,317
Borrowings	3,406	2,454
Derivative financial instruments	428	560
Other liabilities	932,499	955,789
Minority interest	23,461	65,236
Stockholders’ equity	2,232,392	794,099
Total	5,471,040	4,928,125

Combined statement of income	Quarter	Nine-month	Quarter	Nine-month
	ended September	ended September	ended September	ended September
	30, 2006	30, 2006	30, 2005	30, 2005
Revenue from financial intermediation	472,974	1,496,238	511,150	1,424,586
Expenses on financial intermediation	(98,020)	(324,632)	(107,470)	(271,299)
Provision for credit losses	(194,044)	(665,827)	(211,467)	(499,000)
Services rendered	117,227	311,059	105,665	274,354
Salaries, benefits, training and social security
and other administrative expenses	(253,886)	(651,667)	(185,523)	(536,415)
Acquisition costs and other	(9,363)	(30,870)	(6,797)	(43,129)
Other operating income (expenses)	(20,974)	(75,174)	(12,518)	(51,196)
Financial transaction and other taxes	(35,726)	(101,832)	(39,069)	(112,293)
Accelerated amortization of goodwill (Note 25 (c))	(10,669)	(10,669)	-	-
Non-operating income, net	3	3	1	488
Income tax and social contribution	27,633	58,441	(3,293)	(17,250)
Profit sharing	(3,717)	(7,524)	(2,914)	(9,392)
Minority interest	760	792	(2,179)	(439)
Net income for the period	(7,802)	(1,662)	45,586	159,015

25. Other Information

(a) Assets leased to third parties, in the amount of R$2,121,385 (June 30, 2006 - R$1,637,272), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,562,506 (June 30, 2006 - R$1,075,437) and the residual value received in advance from these lessees amounts to R$687,292 (June 30, 2006 - R$510,521), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At September 30, 2006, the insurance coverage on properties and other assets in use totaled R$466,873 (June 30, 2006 - R$492,468) in Unibanco and R$1,112,297 (June 30, 2006 - R$1,133,398) in Unibanco Consolidated.

(c) The effect of accelerated amortization of goodwill, as well the extraordinary provisions constituted in the quarter are described bellows:

		Unibanco
	Unibanco	Consolidated
Accelerated amortization of goodwill (Note 11 (b))	(296,930)	(463,793)
Equity in the results of associated companies	(167,397)	-
Tax effects	157,746	157,746
Provision for credit losses	(49,500)	(49,500)
Provision for labor and tax litigation	(103,248)	(107,947)
Minority interest	-	4,165
Total effects	(459,329)	(459,329)

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – SEPTEMBER 30, 2006	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

Brazilian Economy

During the third quarter 2006, the favorable macroeconomic figures were maintained in comparison to the previous quarter. During this period, mild inflation throughout the quarter caused the Central Bank to pursue a reduction in the Selic rate, which closed out the quarter at 14.25% p.a. In third quarter 2006, cumulative inflation (measured by IPCA) was 0.45%, up from 0.1% in the previous quarter, but still bellow the goal for the quarter.

Less volatility in the international scenario led to an increase in the appetite for emerging market assets. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$ 14.6 billion in third quarter 2006 – allowed a more favorable perception of Brazilian sovereign risk. The Embi+BR ended third quarter 2006 at 233 basis points, a drop of 13 basis points compared to that registered at the end of second quarter 2006.

Under this scenario, the Central Bank continued to intervene in the FX market – through US-Dollar auctions (spot market). The Real remained stable in comparison to the US dollar, third quarter 2006 versus second quarter 2006.

Economic activity accelerated slightly during third quarter 2006 after weak performance during the previous quarter, retail sales grew 1.74% in August compared to June, already considering seasonal factors.

The debt/GDP ratio reached 50.3% in August, stable when compared to the second quarter 2006. The Public Sector Primary Surplus amounted to 4.47% of the GDP in the last 12 months, above the goal of 4.25% established for this year.

Net Income and Stockholders’ Equity

Unibanco’s net income before the extraordinary event of goodwill amortization was R$ 566 million, in third quarter 2006, and R$1.634 million in 9M06, up 3,3% and 22,9% when compared to second quarter 2006 and 9M05, respectively. Operating income for the quarter reached R$906 million, an increase of 4.3 % from second quarter 2006 and 18.7 % when compared to the same period of last year.

The annualized return on average equity before the extraordinary event of goodwill amortization reached 24.8%.

Goodwill Amortization

During third quarter 2006, Unibanco reduced its goodwill amortization period from 10 to 5 years. The impact of the non-recurring goodwill amortization was R$464 million. The tax credits related to the extraordinary amortization were entirely offset by the constitution of additional provisions.

Assets

Unibanco surpassed the mark of R$100 billion in total assets, reaching R$101.999 million in September 2006, up 15.1% when compared to September 2005. This growth is mainly due to the R$6.5 billion increase in total loans, particularly in credit cards portfolio. Annualized return on average assets increased to 2.3 % in third quarter 2006 from 2.2 % in third quarter 2005.

Credit Operations

The loan portfolio increased 17.5 % over the past 12 months and 3,3% over the quarter. The Wholesale loan portfolio grew 5.5 % during the quarter and 21.1 % from September 2005 as a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services. The Retail loan portfolio grew 14.8 % over the past 12 months, boosted by the increase 18.1 % in the portfolio of consumer credit companies.

As of September 30, 2006, the portfolio of loan to individuals totaled R$ 16,383 million, up 13.5 % over the past 12 months, with highlight to the 30.2% increase in credit card companies portfolio. During the quarter, growth of the individuals portfolio from the credit card companies stood at 5,2%. The consumer credit companies portfolios were up 0.8% in the quarter and 18.1 % over the last 12 months, despite the continuing conservatism with regard to credit approvals in some of the consumer finance company portfolios, particulary unsecured personal loans.

The corporate loan portfolio increased 20.1 % over the last 12 months and 4.1 % over the quarter. The SMEs loan portfolio grew 17.7 % when compared to September 2005, especially accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans. The US dollar-denominated credit portfolio, which represents approximately 40% of the Wholesale loans, rose from US$ 2,756 million in September, 2005, to US$ 3,548 million in September 2006.

The small and medium enterprise product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

The total auto financing portfolio reached R$4,881 million as of September 30, 2006. Excluding the motorcycle financing, segment in which Unibanco is no longer operating, the growth of the auto financing portfolio was 20.4% in the last 12 months. Unibanco operates nationwide in the auto financing segment through Unibanco Financeira and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.5 billion on September 30, 2006. Recently, Unibanco started also to offer fixed rates for mortgage loans.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of September 2006 was R$ 2,532 million, or 5.8% of the total loan portfolio, as follows:

• R$1,137 million related to overdue credits, in compliance with Resolution 2,682;

• R$798 million for falling due credits, in compliance with Resolution 2,682;

• R$ 597 million based on more conservative percentages than those required by the regulatory authority, and significantly higher than the R$389 million registered in September 2005.

Allowance for loan losses as a percentage of total loan portfolio increased to 5.8% in September, 2006, up from 4.9% in September, 2005, in line with the bank's strategy of intensifying its share of higher-margin and higher profitability segments, as well as due to the deterioration on the consumer credit market, as reiterated by Unibanco at the end of 2005.

The more careful approach on credit concession adopted by Unibanco allowed the improvement in credit loan portfolio. In September 2006, the balance of credits rated AA to C made up 93.3% of the total loan portfolio, up from 92.7% at the end of September 2005.

At the end of September, 2006, the ratio of credit operations classified E to H was 5.1% of the total portfolio. Allowance for loan losses over the credits rated E to H stood at 114% on September, 30, 2006, above the 109% verified in June, 2006.

With regarding to the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 3.4% in September 2006, down from 3.9% in September 2005. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 7.9% in September 2006 from 5.6% in September 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability businesses, and also due to the deterioration on the consumer credit market.

Investments Abroad

Unibanco registered a total of US$ 1,617 million in investments abroad at the end of September 2006, compared to US$677 million in September 2005. Such growth is mainly the result of the US$774 million capital increase during 9M06, which aims at supporting trade finance transactions and securities trading in international markets.

Funding

Total deposits and assets under management (AUM) stood at R$ 79,246 million in September 2006, R$ 42,475 million of which arose from assets under management.

The continuous improvement in the deposit mix is explained by a 25.9% and 6.4% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to September 2005 and June 2006, respectively. The highlight was the growth in “TDCs – Core Deposits”: 76.9% over the past 12 months and 10.6% in the quarter. Core deposits represented 39,9% of total deposits in September 2006, a significant increase from the 33.7% in September 2005.

Local currency funding reached R$ 66,300 million at the end of September 30, 2006, up 21.4 % from September 2005. This growth was mostly driven by TDCs- Core Deposits, funding obtained in the open market, and debentures and mortgage notes.

Foreign currency funding reached R$ 14,810 million in September 2006, with a growth of 5.1 % when compared to June, 2006, and above the foreign exchange rate fluctuation of 0.5% in the quarter.

Capital Adequacy Ratio

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	15.0	18.2
Changes in risk weighted assets	(0.4)	(3.0)
Impact of the extraordinary goodwill amortization	(0.6)	(0.6)
Changes in market risk coverage - interest rates	0.2	(0.3)
Changes in market risk coverage - foreign exchange rate	0.9	(0.2)
Reference equity growth	0.4	1.4
Tier I	0.3	1.5
Tier II	0.1	(0.1)
BIS Ratio on September 30, 2006	15.5	15.5

Unibanco’s BIS ratio, as of September 30, 2006, reached 15.5%, above the minimum 11% level determined by the Central Bank.

The extraordinary goodwill amortization, resulting from the change in the amortization period from 10 to 5 years, represented a 60 b.p. impact on Unibanco’s Bis Ratio.

The table below details the Tier I/Tier II breakdown in reference equity as of September 30, 2006:

	Reference Equity (R$ millions)	BIS ratio (%)

Tier I	9,701	12.2
Tier II	2,631	3.3
Total	12,332	15.5

The fixed asset ratio was 44.4% in September 2006.

Efficiency Ratio

Higher revenue generation and the expense rationalization resulted in a continous improvement of Unibanco’s operational efficiency. The efficiency ratio reached 48.5% in 9M06, compared to 52.5% in 9M05.

Main Business

Retail

In September 2006, Unibanco’s Retail segment surpassed the mark of 23 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; and Unibanco Financeira finances cars and heavy vehicles (auto financing).

Total retail loan portfolio reached R$ 24,338 million, which R$ 16,383 million represented by individuals. In the last 12 months, the highlight was a 30.2% growth in the credit card portfolio.

Branch Network

Unibanco closed out the 9M06 with a network of 932 branches and 334 corporate-site branches. Unibanco continued remodeling its branches’ layout and, specially, implementing the New Service Model, known as “Novo Modelo de Atendimento”. This process is on track to be completed by the end of 2006 and has already been implemented in over 90% of the branch network.

The Novo Modelo aims at improving the quality of service through process rationalization, optimization of branch manager time, and the development of tools to reduce the response time to clients´ demands.

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$ 7,955 million in September 2006, up 17.7% over the past 12 months. Noteworthy were accounts receivable-linked transactions and working capital loans. The increase in the offering of products and services tailored to retailers in 9M06 led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts also served to drive growth in the bank’s client-base.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (a joint-venture with three other stockholders – Unibanco’s stake of 31.94%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain).

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% stake). Together, these companies posted a R$ 462 million net income in 9M06, up 44.8% compared to 9M05. The credit portfolio posted a 30.2 % growth over the past 12 months, amounting to R$ 4,330 million in September 2006.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

The combined billings of Unicard and Hipercard – measured by the total of cardholders’ charges and cash withdrawals – reached R$ 4,635 million in September 2006, which represents annual growth of 22.5% . At Redecard, billings were R$ 58,097 million during 9M06, up 25.0% from 9M05.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$ 2,765 million in September 2006. Unibanco maintained the conservative standard for personal credit concession (notably for unsecured personal loans), which reflect a 18,0% drop in the provision for loan losses in the quarter. As a consequence, the business result posted a modest increase, reaching R$ 12 million in the quarter.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

During third quarter 2006, the expansion of the active client base and the continous synergies among Unibanco’s various businesses led to an increased number of product offerings through cross-selling.

The Wholesale loan portfolio reached R$ 18,985 million, up 21.1% over the past twelve months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business reciprocity with clients.

Trade finance operations - comprising exports, imports and international guarantees - surpassed US$3 billion, up 14.6% from September 2005. Locally contracted trade finance transactions amounted to over US$1.3 billion during the quarter, while offshore transactions totaled US$635 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed over R$1.8 billion during 9M06, increasing its market share to 9.7%, maintaining its 3rd place in the BNDES overall ranking. In 9M06, Unibanco also disbursed R$613 million in BNDES-exim–funded loans.

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 263 million in 9M06, registering a 9.1% growth compared to 9M05. Annualized ROAE was 23.2% in 9M06. Combined revenues from the Insurance and Private Pension Plan businesses were R$3,573 million during the same period.

The combined ratio, which measures the operational efficiency of insurance companies, improved to 94.5% in 9M06 from 99.3% in 9M05. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 85.6% in 9M06.

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 7.4% market share (as of August 2006).

In September, Unibanco AIG Seguros launched its export insurance program known as Export Solution. This program offers specialized coverage and services designed to protect the exporter against physical losses, property damage, and damages from pain and suffering as a result of any merchandise defect, including those that could affect third parties. In addition, the exporter maintains control of the delivery chain logistics and receives a “door to door” guarantee on his cargo. In other words, coverage, including liability coverage, is provided from the time the cargo leaves the factory to the time it arrives at its final destination.

During 2006, Unibanco AIG Seguros & Previdência successfully bid to become the main insurance group for Petrobras. The program is comprised of the Operating Risk, Oil Risk, Domestic and International Transport and Civil Liability policies, for a total of R$90 million in premiums.

As leader in the High Risk segment of the Brazilian insurance market with a 27.6% market share, since January of this year, Unibanco AIG has adopted customized treatment for its larger clients.

In order to extract the maximum benefit from cross-selling and all identifiable synergies, Unibanco AIG partnered with the branch network to bolster the sales-force specialized in individual private pension plans. This effort drove a strong growth in sales of VGBL (Vida Gerador de Benefícios Livres) during 9M06.

Net income from the private pension business in third quarter 2006 was R$19 million, up 18.8% when compared the same period of the last year. Revenues for the quarter were R$259 million.

Wealth Management

Unibanco Asset Management (UAM) ended September 2006 with R$42,475 million in assets under management, up 19.0% for the past 12 months. Its market share as of September 2006 stood at 4.6% (Source: Anbid).

Unibanco is the only retail bank, among the Brazilian banks, that has been awarded “Top Gestão” (Top Management) by Standard & Poors, since its first edition in Brazil. Standard & Poors affirmed in July, 2006 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

Performance

Financial Margin

The financial margin before provisions for loan losses, adjusted for the net effects of investments abroad, was R$ 7,230 million in 9M06, R$ 1,240 million higher or 20.7% up - compared to 9M05, mostly explained by a higher credit volume and an improvement in the funding mix over the last 12 months.

The annualized financial margin, before provisions for loan losses, increased to 10.4% in 9M06 from 10.0% in 9M05, despite the declining interest rates during the period. The annualized financial margin after provisions reached 8,1% in third quarter 2006, higher than the 7.6% posted in second quarter 2006 - explained by an improvement in the loan portfolio quality.

Fee Income

Total fees reached R$ 909 million in third quarter 2006. The highlights were the 16.2% and the 6.5% increases in revenues from banking fees and commissions, when compared to third quarter 2005 and second quarter 2006, respectively.

In comparing 9M06 to 9M05, it is worth mentioning the banking fees and other fees and commissions with a 14.9% growth, and the credit card fees, up 10.6% driven by new sales campaigns and synergies with other Unibanco’s businesses.

Personnel and Administrative Expenses

In 9M06, personnel and administrative expenses grew 11.8% when compared to 9M05, mainly due to the wage increase – resulting from the collective bargaining agreements of September 2005 and September 2006 –, the implementation of the New Customer Service Model, the expansion of credit card business, and the increase in publicity and training expenses.

During the third quarter 2006, personnel expenses increased only 0.7% when compared to second quarter 2006, impacted by the reclassification of revenues and expenses in the operations of Redecard - despite the 3.5% wage increase from September on. When compared to third quarter 2005, the increase of 5.8%, in third quarter 2006, is mainly explained by the expansion process in commercial activities on the Retail segment and wage increases.

Other administrative expenses increased 12.9% in third quarter 2006 when compared to the same period of last year, influenced by the accounting reclassification of some revenues and expenses (prior classified as other operational expenses) in the operations of Redecard, the expansion of the retail business, and an increase in publicity expenses. This account posted an 10.3% increase during 9M06 when compared to 9M05, mainly explained by the organic growth of consumer credit companies and the increase in publicity and training expenses, besides the reclassification mentioned above.

Corporate Governance

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units’ weight in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending December 2006.

Index	Weight (%)
Sep to Dec-2006

Ibovespa	1,881
IBrX-50	3,550
IBrX-100	3,056
IGC Corporate Governance Index	3,913
ISE Susteinability Index*	9,569

(*) Valid from December 2005 to December 2006.

Unibanco Units gained approximately 41% over the past 12 months. The Ibovespa increased by 15% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weight increased 91%. The Units current weight on the Ibovespa is 1.891% as of November 3rd, 2006.

The graphs below trace the stocks’ performance in both the domestic and international markets over the last 12 months and the quarter:

Interest on Capital Stock

Unibanco and Unibanco Holdings paid the quarterly interest on capital stock to its shareholders on October 31, 2006, according to the amounts specified in the following table:

						R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

During the 9M06, Unibanco distributed R$531 million in interest on capital stock, up 36.2% in comparison to 9M05.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of the dividends received from Unibanco.

The calculation of the Interest on the Capital Stock and/or Dividends related the fiscal year of 2006 shall not be affected by the extraordinary impact of the acceleration of the goodwill amortization. The total amount of Interest on the Capital Stock/Dividends shall be, at least, of 35% of the net profit of the fiscal year, disregarding the extraordinary effect of the goodwill amortization on the third quarter of 2006, after the constitution of the legal reserve.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Human Resources

Unibanco is one of the 100 best companies to work for in Brazil according to the “Great Place to Work” consulting group. For the past 10 years, the Great Place to Work® Institute Brasil has selected companies that excel in personnel management. The company selection methodology is recognized all over the world and has been used in over 60 countries. The survey is published by Epoca magazine in Brazil.

Unibanco was also recognized as one of the five “Best Companies in Personnel Management,” with over 10,000 employees, according to Valor Econômico newspaper in a study conducted by the Hay Group.

Since 1997, Leadership 21, independent consultants, have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2006, the employee satisfaction index reached 75, while the employee motivation index hit a record 79%.

The Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 32,124 professionals, Unibanco invested over R$34 million during 9M06 in professional development initiatives and training programs, including sponsorship of MBA programs in Brazil and abroad.

Ratings

In September 2006, Moody's Investor Services, one of the most respected rating agencies worldwide, rated as Baa3, investment grade, the foreign currency long-term securities of Unibanco and Unibanco Grand Cayman Branch. The Baa3 rating represents investment grade according to Moody's global scale, and is above Brazil's Ba1 sovereign risk.

The Baa3 rating was attributed to the US$2 billion MTN Programme (Medium Term Note Programme) of Unibanco - União de Bancos Brasileiros and also to the R$325 million notes indexed to the IGP-M (General Market Price Index) and payable in US dollars issued by Unibanco Grand Cayman Branch in February 2005. With this rating, Unibanco is Latin America's first bank with investment grade in the issuance of local currency debt settled offshore in foreign currency.

Social and Environmental Responsibility

Club A

The Clube A is a non-profit organization that Unibanco established in 2003 to promote fellowship and support among retirees by providing social, leisure and cultural activities, and community projects, in addition to offering benefits and discounts at affiliated places. There are currently six units of Clube A located throughout the states of Sao Paulo, Rio de Janeiro, and Rio Grande do Sul. There is no charge for the activities and for membership it is required only that an individual be retired and a client of one of Unibanco conglomerate`s companies.

Clube A entered into a partnership agreement with Medex Medicamentos Express – the largest company for home delivery of drugs in Brazil. The contract was signed in Porto Alegre and will benefit 800 retirees by offering them special drug discounts.

Institutes

Unibanco is recognizably one of the most active companies in Brazil with regard to the issue of social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Moreira Salles is a non-profit organization devoted to promoting and developing cultural programs. Instituto Unibanco is in charge of executing the conglomerate’s social responsibility policies by supporting strategic objectives focused on social development and bridging inequalities that hamper growth.

The year 2006 has been one of marked achievements for Instituto Unibanco, notably the launch and renewal of important projects in various areas, namely:

  Extended Education
  Teacher Training
  Qualification for the Job Market
  School Equivalency Programs
  Environmental Education

Main activities during the quarter:

  Instituto Unibanco Youth and Adult Education Award– unprecedented third sector initiative to support academic development and pedagogic practices.
  Project Announcement for Youth Formation – Technical and financial support to low-income young people for professional qualification.
  “Compromisso Todos Pela Educação” (Commitment for Education) – Instituto Unibanco joint into this commitment, which aims to a better quality level of elementary education for all children and teenagers in Brazil.

Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique to Brazil, with more than 217 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In third quarter 2006, Unibanco’s Microcredit initiative closed out the period with a portfolio of R$8.1 million and aproximately 9 thousand clients had already been benefited.

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - SEPTEMBER 30, 2006
FINANCIAL INSTITUTION

IDENTIFICATION	Corporate Legislation

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD	3 - CNPJ -	4 - CLASSIFICATION NON-LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100.00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 26.10
7 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 2,778,080
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 2,778,080

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNICARD BANCO MÚLTIPLO S.A.	3 - CNPJ 61,071,387/0001-61	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100.00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 12.49
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 239,244,367,903
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 239,244,367,903

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATE BANCO FININVEST S.A.	3 - CNPJ 33.098.518/0001-69	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 99.99
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 15.56
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 10,556
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 4,968

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect in September, 2006:

		Common shares/quotas		Preferred shares		Total

	Shareholders’
Shareholders	Nationality	Quantity	%	Quantity	%	Quantity	%

Unibanco – União de Bancos
Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	1,467,184,984	97.08	160,080,856	12.35	1,627,265,840	57.96
- Treasury stocks		-	-	8,444,360	0.65	8,444,360	0.30
- Others		44,131,352	2.92	1,127,914,256	87.00	1,172,045,608	41.74
Total		1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	513,067,634	92.66	385,284	0.03	513,452,918	31.24
- Treasury stocks		-	-	16,321,809	1.50	16,321,809	0.99
- Others		40,668,270	7.34	1,073,144,690	98.47	1,113,812,960	67.77
Total		553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

E, Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- Walther Moreira Salles Júnior	Brazilian	400	25.00	800	25.00	1,200	25.00
- Pedro Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- João Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
Total		1,600	100.00	3,200	100.00	4,800	100.00

(b) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. in September, 2006:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%

Controller	1,467,184,984	97.08	160,080,856	12.35	1,627,265,840	57.96

Management
Board of directors	234	-	5,101,744	0.40	5,101,978	0.18
Board of officers	392	-	4,189,485	0.32	4,189,877	0.15

Treasury stocks	-	-	8,444,360	0.65	8,444,360	0.30

Other shareholders	44,130,726	2.92	1,118,623,027	86.28	1,162,753,753	41.41

Total	1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Outstanding shares (**)	44,130,726	2.92	1,118,623,027	86.28	1,162,753,753	41.41
_____________________
(*) The amount, recorded of preferred shares of the Board of Directors is composed by 8 preferred shares and 5,101,736 Units.
The amount recorded of preferred shares of the Board of Officers is composed by 646 preferred shares and 4,188,839 Units.
(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Audit Board was not installed in this date.

(c) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. in September, 2005:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%

Controller	733,592,492	97.08	79,273,908	12.14	812,866,400	57.70

Management
Board of directors	117	-	2,903,571	0.44	2,903,688	0.21
Board of officers	196	-	1,846,918	0.28	1,847,114	0.13

Treasury stocks	-	-	11,725,138	1.80	11,725,138	0.83

Other shareholders	22,065,363	2.92	557,450,629	85.34	579,515,992	41.13

Total	755,658,168	100.00	653,200,164	100.00	1,408,858,332	100.00

Outstanding shares (**)	22,065,676	2.92	562,201,118	86.07	584,266,794	41.47
___________________
(*) The amount, recorded of preferred shares of the Board of Directors is composed by 4 preferred shares and 2,903,567 Units.
The amount recorded of preferred shares of the Board of Officers is composed by 323 preferred shares and 1,846,595 Units.
(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Audit Board was not installed in this date.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the quarter ended on September 30, 2006, Unibanco paid professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$3,384 thousand, or approximately 36% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer